Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
CD&R ARROW PARENT, LLC,
CD&R ARROW MERGER SUB, INC.
and
ANIXTER INTERNATIONAL INC.
Dated as of October 30, 2019

i

Table of Contents
Page
ARTICLE I
The Merger                                                1

Section 1.01	The Merger 1

Section 1.02	Closing 1

Section 1.03	Effective Time 2

Section 1.04	Effects 2

Section 1.05	Certificate of Incorporation and By-laws 2

Section 1.06	Directors 2

Section 1.07	Officers 2
ARTICLE II
Effect on the Capital Stock of the
Constituent Corporations; Exchange of Certificates                            3

Section 2.01	Effect on Capital Stock 3

Section 2.02	Exchange of Certificates 4

Section 2.03	Treatment of Company Options, Restricted Stock Units and Equity Plans 6
ARTICLE III
Representations and Warranties of the Company                            8

Section 3.01	Organization, Standing and Power 8

Section 3.02	Capital Stock of the Company and the Company Subsidiaries 9

Section 3.03	Authority; Execution and Delivery; Enforceability; State Takeover Statutes 10

Section 3.04	No Conflicts; Consents 11

Section 3.05	SEC Documents; Financial Statements 12

Section 3.06	Information Supplied 13

Section 3.07	Absence of Certain Changes or Events 14

Section 3.08	Assets Other than Real Property Interests 14

Section 3.09	Real Property 14

Section 3.10	Intellectual Property; Data Security 15

Section 3.11	Information Technology 16

Section 3.12	Contracts 16

Section 3.13	Permits 18

Section 3.14	Insurance 19

Section 3.15	Taxes 19

Section 3.16	Proceedings 20

Section 3.17	Compliance with Laws 21

Section 3.18	Environmental Matters 21

Section 3.19	Employee Benefits 22

Section 3.20	Employee and Labor Matters 25

Section 3.21	Brokers 26

Section 3.22	Opinion of Financial Advisor 26

Section 3.23	Related Party Transactions 26
ARTICLE IV
Representations and Warranties of Parent and Merger Sub                        27

Section 4.01	Organization, Standing and Power 27

Section 4.02	Authority; Execution and Delivery; Enforceability 27

Section 4.03	No Conflicts; Consents 28

Section 4.04	Information Supplied 28

Section 4.05	Proceedings 29

Section 4.06	Compliance with Laws 29

Section 4.07	Capitalization and Operation of Merger Sub 29

Section 4.08	Financing 29

Section 4.09	Brokers; Schedule of Fees and Expenses 31

Section 4.10	Ownership of Company Common Stock 31

Section 4.11	Portfolio 31

Section 4.12	Solvency 31

Section 4.13	No Additional Representations 32
ARTICLE V
Covenants Relating to Conduct of Business                                33

Section 5.01	Conduct of Business by the Company 33

Section 5.02	Solicitation; Change of Company Recommendation 37
ARTICLE VI
Additional Agreements                                        43

Section 6.01	Preparation of the Proxy Statement; Stockholders Meetings 43

Section 6.02	Access to Information; Confidentiality 45

Section 6.03	Reasonable Best Efforts; Notification 46

Section 6.04	Employee Benefits 48

Section 6.05	Indemnification 50

Section 6.06	Fees and Expenses 52

Section 6.07	Public Announcements 53

Section 6.08	Transfer Taxes 54

Section 6.09	Financing 54

Section 6.10	Stockholder Litigation 63

Section 6.11	Repayment of Existing Credit Facilities 63

Section 6.12	Company Indentures 63

Section 6.13	Pre-Closing Restructuring 70

Section 6.14	Rule 16b-3 71

ARTICLE VII
Conditions Precedent                                            71

Section 7.01	Conditions to Each Party’s Obligation to Effect the Merger 71

Section 7.02	Conditions to Obligations of Parent and Merger Sub 71

Section 7.03	Conditions to Obligation of the Company 72

Section 7.04	Frustration of Closing Conditions 73
ARTICLE VIII
Termination, Amendment and Waiver                                73

Section 8.01	Termination 73

Section 8.02	Effect of Termination 74

Section 8.03	Amendment 76

Section 8.04	Extension; Waiver 76

Section 8.05	Procedure for Termination, Amendment, Extension or Waiver 77
ARTICLE IX
General Provisions                                            77

Section 9.01	Nonsurvival of Representations and Warranties 77

Section 9.02	Notices 77

Section 9.03	Definitions 78

Section 9.04	Interpretation 88

Section 9.05	Severability 89

Section 9.06	Counterparts 89

Section 9.07	Entire Agreement; No Third-Party Beneficiaries 89

Section 9.08	Governing Law 89

Section 9.09	Assignment 90

Section 9.10	Enforcement 90

Section 9.11	Venue; Waiver of Trial by Jury 91

Section 9.12	Non-Recourse 92

Exhibits
Exhibit A    Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B    Parent Knowledge Group
Exhibit C    Company Knowledge Group
Exhibit D    Material Required Antitrust Filings

Index of Defined Terms

2021 Indenture    Section 9.03
2021 Notes    Section 9.03
2021 Notes Tender Offer    Section 6.12(a)(i)
2021 Notes Tender Offer Documents    Section 6.12(a)(i)
2021 Redemption Notice    Section 6.12(a)(ii)
2023 Indenture    Section 9.03
2023 Notes    Section 9.03
2023 Notes Consent Solicitation    Section 6.12(b)(i)
2023 Notes Consent Solicitation Documents    Section 6.12(b)(i)
2023 Notes Offer    Section 6.12(b)(ii)
2023 Notes Offer Documents    Section 6.12(b)(ii)
2023 Notes Security Documents    Section 6.12(b)(iv)
2023 Notes Supplemental Indenture    Section 6.12(b)(i)
2025 Indenture    Section 9.03
2025 Notes    Section 9.03
2025 Notes Consent Solicitation    Section 6.12(c)(i)
2025 Notes Consent Solicitation Documents    Section 6.12(c)(i)
2025 Notes Offer    Section 6.12(c)(ii)
2025 Notes Offer Documents    Section 6.12(c)(ii)
2025 Notes Security Documents    Section 6.12(c)(iv)
2025 Notes Supplemental Indenture    Section 6.12(c)(i)
Acceptable Confidentiality Agreement    Section 9.03
Affiliate    Section 9.03
Agreement    Preamble
Alternative Financing    Section 6.09(a)
Antitrust Laws    Section 9.03
Appraisal Shares    Section 2.01(d)
Anixter Opco    Section 9.03
Benefit Protection Period    Section 6.04(a)
Business Day    Section 9.03
Canadian Investment Regulations    Section 3.04(b)
CDD Rule    Section 9.03
Certificate of Merger    Section 1.03
Certificates    Section 2.01(c)(2)
Closing    Section 1.02
Closing Date    Section 1.02
Code    Section 9.03
Commitment Letters    Section 9.03
Committed Lenders    Section 4.08(a)
Company    Preamble
Company Benefit Plans    Section 3.19(a)
Company Board    Section 3.03(b)
Company By-laws    Section 3.01(b)
Company Capital Stock    Section 3.02(a)
Company Charter    Section 3.01(b)
Company Common Stock    Recitals
Company Contracts    Section 3.12(a)
Company Employee    Section 6.04(a)
Company ERISA Affiliate    Section 9.03
Company Financial Statements    Section 3.05(b)
Company Material Adverse Effect    Section 9.03
Company Options    Section 2.03(a)
Company Pension Plans    Section 3.19(a)
Company Preferred Stock    Section 3.02(a)
Company Property    Section 3.09(a)
Company Recommendation    Section 5.02(d)

Company Recommendation Change    Section 5.02(d)
Company Related Parties    Section 8.02(b)
Company SEC Documents    Section 3.05(a)
Company Stock Plans    Section 9.03
Company Stockholder Approval    Section 3.03(c)
Company Stockholders Meeting    Section 6.01(d)
Company Subsidiaries    Section 3.01(a)
Company Takeover Proposal    Section 5.02(h)
Company Termination Fee    Section 6.06(b)
Confidentiality Agreement    Section 6.02
Consent    Section 3.04(b)
Contract    Section 3.02(a)
Control    Section 9.03
COTS License    Section 9.03
Customer Contracts    Section 3.12(a)(9)
Cut-Off Time    Section 6.06(b)
D&O Insurance    Section 6.05(b)
Debt Commitment Letter    Section 4.08(a)
Debt Financing     Section 4.08(a)
Debt Marketing Materials    Section 6.09(d)(ii)
DGCL    Section 1.01
Effective Time    Section 1.03
Environmental Laws    Section 9.03
Equitable Exceptions    Section 3.03(a)
Equity Commitment Letter    Section 4.08(a)
Equity Financing    Section 4.08(a)
Equity Interest    Section 9.03
ERISA    Section 3.19(a)
EU Merger Regulation    Section 3.04(b)
Exchange Act    Section 9.03
Exchange Agent    Section 2.02(a)
Exchange Fund    Section 2.02(a)
Excluded Party    Section 5.02(h)
Existing Credit Facilities    Section 9.03
Fee Letter    Section 4.08(a)
Filed Company SEC Documents    Section 9.03
Filing    Section 3.04(b)
Financing    Section 4.08(a)
Fund    Section 4.08(a)
GAAP    Section 9.03
Government Official    Section 3.17
Governmental Entity    Section 3.04(b)
group of Persons    Section 9.03
Hazardous Materials    Section 9.03
HSR Act    Section 3.04(b)
IFRS    Section 9.03
Intellectual Property    Section 9.03
Intervening Event    Section 9.03
IRS    Section 9.03
IT Systems    Section 9.03
Judgment    Section 9.03
Knowledge    Section 9.03
Law    Section 9.03
Leased Property    Section 3.09(a)
Lender Related Parties    Section 9.03
Licensed Company Intellectual Property    Section 9.03
Lien    Section 9.03
Limited Guarantee    Section 4.08(b)
Malware    Section 9.03

Marketing Period    Section 9.03
Maximum Premium    Section 6.05(b)
Merger    Recitals
Merger Consideration    Section 2.01(c)(1)
Merger Sub    Preamble
No-Shop Period Start Date    Section 5.02(a)
Non-Party Affiliate    Section 9.03
Non-U.S. Company Benefit Plan    Section 3.19(a)
NYSE    Section 9.03
OFAC    Section 3.17
Option Payments    Section 2.03(a)
Ordinary Course of Business    Section 9.03
Outside Date    Section 8.01(b)(i)
Outstanding Indentures    Section 9.03
Owned Company Intellectual Property    Section 9.03
Owned Property    Section 3.09(a)
Parent    Preamble
Parent By-laws    Section 4.01(b)
Parent Charter    Section 4.01(b)
Parent Expenses    Section 6.06(c)
Parent Material Adverse Effect    Section 9.03
Parent Related Party    Section 8.02(c)
Parent Subsidiaries    Section 4.01(a)
PATRIOT Act    Section 9.03
Permissible Redacted Terms    Section 4.08(a)
Permits    Section 3.13
Permitted Lien    Section 9.03
Person    Section 9.03
Pre-Closing Restructuring    Section 6.13
Privacy Laws    Section 9.03
Proceeding    Section 9.03
Proxy Statement    Section 9.03
Qualifying Transaction    Section 6.06(b)
Real Property Lease    Section 9.03
Reference Date    Section 3.02(a)
Regulation S-K    Section 9.03
Regulation S-X    Section 9.03
Related Party Transaction    Section 3.23
Related Person    Section 9.03
Release    Section 9.03
Representative    Section 9.03
Required Amount    Section 4.08(c)
Required Antitrust Filings    Section 3.04(b)
Required Information    Section 9.03
Restricted Stock Units    Section 2.03(b)
Retained Claims    Section 9.03
Reverse Termination Fee    Section 6.06(d)
RSU Payments    Section 2.03(b)
Rule 14e-1    Section 6.12(a)(i)
SEC    Section 9.03
Section 262    Section 2.01(d)
Securities Act    Section 9.03
Senior Manager    Section 9.03
Service Provider    Section 9.03
Significant Company Subsidiary    Section 3.01(a)
Significant Parent Subsidiary    Section 4.01(a)
Software    Section 9.03
subsidiary    Section 9.03
Superior Company Proposal    Section 5.02(h)

Supplier Contracts    Section 3.12(a)(8)
Surviving Corporation    Section 1.01
Tax Return    Section 9.03
Taxes    Section 9.03
Termination Expenses and Interest    Section 6.06(e)
TIA    Section 6.12(a)(i)
Trade Secrets    Section 9.03
Transaction Documents    Section 9.12
Transactions    Section 1.01
Transfer Taxes    Section 6.08
Voting Agreement    Recitals
Voting Company Debt    Section 3.02(a)
Willful Breach    Section 9.03

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 30, 2019, is by and among CD&R Arrow Parent, LLC, a Delaware limited liability company (“Parent”), CD&R Arrow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Anixter International Inc., a Delaware corporation (the “Company”).
BACKGROUND
A.    The respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger (the “Merger”) of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement, whereby each issued share of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) not owned by Parent, Merger Sub or the Company shall be converted into the right to receive cash in the amount set forth in Section 2.01(c) (Conversion of Company Common Stock).
B.    Concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have entered into a voting and support agreement in favor of Parent, whereby such stockholders have agreed to vote in favor of, and support the consummation of, the Transactions (the “Voting Agreement”), on the terms and conditions set forth therein.
C.    Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
AGREEMENT
Accordingly, intending to be legally bound, the parties hereby agree as follows:
ARTICLE I
The Merger
SECTION 1.01The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger and the other transactions contemplated by this Agreement are referred to herein as the “Transactions”.
SECTION 1.02Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sidley Austin LLP, 787 7th Avenue, New York, NY 10019, at 10:00 a.m. (New York City time) on the third (3rd) Business Day following the date on which each of the conditions set forth in Article VII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except in any such case for any conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions) or such other time and location as mutually agreed by Parent and the Company in writing; provided that, notwithstanding the foregoing, in the event that the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII except in any such case for any conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions, the Closing shall occur on the earlier of (a) any date during the Marketing Period that may be specified by Parent on no fewer than three (3) Business Days’ notice to the Company (unless a shorter period shall be agreed to by Parent and the Company) and (b) the third (3rd) Business Day following the final day of the Marketing Period subject, in each case, to the satisfaction or waiver of the obligations of the Parties set forth in Article VII (except in any such case for any conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions). The date on which the Closing occurs is referred to herein as the “Closing Date”.
SECTION 1.03Effective Time. Before the Closing, the Company shall prepare, and on the Closing Date the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).
SECTION 1.04Effects. The Merger shall have the effects set forth in this Agreement, the applicable provisions of the DGCL and the Certificate of Merger.
SECTION 1.05Certificate of Incorporation and By-laws.
(a)The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of Exhibit A, and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Law.
(b)The By-laws of Merger Sub as in effect immediately before the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by Law.
SECTION 1.06Directors. The directors of Merger Sub immediately before the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
SECTION 1.07Officers. Except as may be specified by Parent prior to the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the
Constituent Corporations; Exchange of Certificates

SECTION 2.01Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:
a.Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
b.Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no Merger Consideration shall be delivered or deliverable in exchange therefor.

c.Conversion of Company Common Stock.
1.Subject to Section 2.01(b) (Cancelation of Treasury Stock and Parent-Owned Stock) and Section 2.01(d) (Appraisal Rights), each issued and outstanding share of Company Common Stock held by stockholders of the Company shall be converted into the right to receive $81.00 in cash (the “Merger Consideration”).
2.As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates representing any such shares of Company Common Stock (the “Certificates”) shall cease to have any rights with respect thereto, except the right to receive Merger Consideration, without interest, upon surrender of such certificate in accordance with Section 2.02 (Exchange of Certificates).
d.Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately before the Effective Time and that are held by any Person who is entitled to demand and has properly demanded appraisal of such Appraisal Shares pursuant to, and who has otherwise complied in all respects with, Section 262 of the DGCL (“Section 262”) as of such time shall not be converted into Merger Consideration as provided in Section 2.01(c) (Conversion of Company Common Stock), but rather the holders of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive Merger Consideration as provided in Section 2.01(c) (Conversion of Company Common Stock), without interest thereon. The Company shall give Parent prompt notice of any demand for appraisal of shares of Company Common Stock, withdrawals of such demands and any other documents or instruments, in each case, received by the Company related to Section 262 or stockholder demands or claims thereunder. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or negotiate, settle or offer to settle, any such demands, or agree to do any of the foregoing. Parent shall have the right, at Parent’s sole expense, to participate in and direct all negotiations and proceedings with respect to such demands.
e.Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately and equitably adjusted, without duplication; provided, however, that nothing in this Section 2.01(e) shall be construed to permit the Company or any Company Subsidiary or any other Person to take any action that is otherwise prohibited by Section 5.01.
f.Withholding. Each of the Exchange Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of Taxes. Any such amounts so deducted or withheld shall be paid over to the appropriate Governmental Entity and, to the extent such amounts are timely paid to the appropriate Governmental Entity, treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.
SECTION 2.02Exchange of Certificates.
a.Exchange Agent. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with a bank or trust company designated by the Company and reasonably acceptable to Parent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock as of immediately prior to the Effective Time, for exchange in accordance with this Article II, through the Exchange Agent, sufficient funds for the payment of the aggregate Merger

Consideration pursuant to Section 2.01(c) (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payment of the aggregate Merger Consideration pursuant to Section 2.01(c), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount sufficient to make such payments. Funds made available to the Exchange Agent shall be invested by the Exchange Agent, as directed by the Surviving Corporation, in direct short-term obligations of, or direct short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days, pending payment thereof by the Exchange Agent to the holders of shares of Company Common Stock pursuant to Section 2.01(c); provided, however, that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Exchange Agent from promptly making the payment of the aggregate Merger Consideration as required by Section 2.01(c), and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of Company Common Stock as of immediately prior to the Effective Time, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Exchange Agent for payment of the aggregate Merger Consideration to such holders of Company Common Stock. Parent shall direct the Exchange Agent to hold the Exchange Fund for the benefit of such holders of Company Common Stock and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payment of the aggregate Merger Consideration pursuant to Section 2.01(c).
b.Exchange Procedures. The Surviving Corporation shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of Certificates that immediately before the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01(c) (Conversion of Company Common Stock), (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration. Upon surrender of a Certificate for cancelation to the Exchange Agent or to such other agent or agents as may be appointed by the Company, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash that the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.01(c) (Conversion of Company Common Stock) into the right to receive, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Subject to the last sentence of Section 2.02(c) (No Further Ownership Rights in Company Common Stock), until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.01(c) (Conversion of Company Common Stock). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.
c.No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of Section 2.01(c) upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
d.Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed to the holders of Company Common Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation or Parent for payment of its claim for Merger Consideration.
e.No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered before such date on which any cash in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
f.Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate any cash that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.
g.Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation in accordance with Section 2.02(a) (Exchange Agent), on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.
h.Uncertificated Shares. In the case of any outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Section 2.02 as are necessary or appropriate to implement the same purpose and effect that this Section 2.02 has with respect to shares of Company Common Stock that are represented by Certificates.
SECTION 2.03Treatment of Company Options, Restricted Stock Units and Equity Plans.
a.Treatment of Company Options. Prior to the Effective Time, the Company Board (or, if appropriate, a duly authorized committee thereof) shall adopt appropriate resolutions as are necessary to provide that, immediately prior to the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under a Company Stock Plan (the “Company Options”) shall be fully vested and canceled and, in exchange therefor, each holder of any such canceled Company Option shall be entitled to receive, in consideration of the cancelation of such Company Option and in full settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such canceled Company Option and (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such canceled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that any such Company Option with respect to which the exercise price per share of Company Common Stock subject thereto is greater than or equal to the Merger Consideration shall be canceled in exchange for no consideration. From and after the Effective Time, no Company Option shall be exercisable, and each Company Option shall entitle the holder thereof only to the payment, if any, provided for in this Section 2.03(a).
b.Treatment of Restricted Stock Units. Prior to the Effective Time, the Company Board (or, if appropriate, a duly authorized committee thereof) shall adopt appropriate resolutions as are necessary to provide that, immediately prior to the Effective Time, each outstanding restricted stock unit award with respect to shares of Company Common Stock granted under a Company Stock Plan (whether subject to time-based vesting criteria, performance-based vesting criteria or any combination thereof) (“Restricted Stock Units”) shall be fully vested (in the case of any Restricted Stock Units subject to performance-based vesting criteria, in accordance with the terms of the applicable award agreements) and canceled and, in exchange therefor, each holder of any such canceled Restricted Stock Units shall be entitled to receive, in consideration of the cancelation of such Restricted Stock Units and in full settlement therefor, a payment in cash of an amount equal to the sum of (i) the product of (A) the total number of shares of Company Common Stock subject to such canceled Restricted Stock Units and (B) the Merger Consideration, plus (ii) any accrued but unpaid dividends payable to the holder of such Restricted Stock Units, including all accrued but unpaid interest thereon (such amounts payable hereunder, the “RSU Payments”). From and after the Effective Time, each Restricted Stock Unit award shall entitle the holder thereof only to the payment provided for in this Section 2.03(b).
c.Termination of Company Stock Plans. As of the Effective Time, all Company Stock Plans shall terminate, and no further Company Options, Restricted Stock Units or other rights with respect to shares of Company Common Stock shall be granted thereunder. Prior to the Effective Time, the Company Board (or, if appropriate, a duly authorized committee thereof) shall adopt appropriate resolutions as are necessary to give effect to this Section 2.03(c).
d.Parent Funding; Payment. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Company cash in the amount necessary to make the Option Payments, if any, required under Section 2.03(a) (Treatment of Company Options) and the RSU Payments, if any, required under Section 2.03(b) (Treatment of Restricted Stock Units). Parent shall cause the Surviving Corporation to make any such payments (after giving effect to any required Tax withholding) as promptly as practicable after the Closing Date, but in no event later than the next regularly scheduled payroll date of the Surviving Corporation that is at least eight (8) Business Days following the Closing Date, through the payroll system or payroll provider of the Surviving Corporation. If an Option Payment or RSU Payment cannot be made to a holder of Company Options or Restricted Stock Units through the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder (less applicable withholding Taxes), which check will be sent via regular first class mail to such holder as promptly as reasonably practicable following the Closing Date.

ARTICLE III
Representations and Warranties of the Company
Except as set forth in the Schedules or in the Filed Company SEC Documents (provided that in no event shall (i) any disclosure set forth or referenced under the heading “Risk Factors”, except for any historical facts, or (ii) any disclosure set forth in any “forward looking statements” disclaimer or any other general statements to the extent they are non-specific, cautionary, predictive or forward looking in nature, in each case, that is included in any part of any Company SEC Documents be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement) (it being agreed and understood that any matter disclosed in the Filed Company SEC Documents shall not be deemed disclosed for purposes of Section 3.01, paragraphs (a) and (b) of Section 3.02, Section 3.03, Section 3.07(b) and Section 3.21), the Company represents and warrants to Parent and Merger Sub as follows:
SECTION 3.01Organization, Standing and Power.
a.The Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all necessary power and authority to own, lease and operate its assets, properties and rights and to carry on its business as currently conducted, except, in the case of the Company Subsidiaries, where the failure of a Company Subsidiary to be in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Schedule 3.01(a) lists each Significant Company Subsidiary and its jurisdiction of organization. The Company and each Company Subsidiary is duly qualified, licensed and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. For purposes of this Agreement, “Significant Company Subsidiary” means any Company Subsidiary that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X.
b.The Company has made available to Parent true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), and the comparable charter and organizational documents of each Significant Company Subsidiary, in each case as amended through the date of this Agreement. Neither the Company nor any Significant Company Subsidiary is in violation of any provisions of its respective certificate of incorporation, by-laws or other applicable organizational documents in any material respect.
SECTION 3.02Capital Stock of the Company and the Company Subsidiaries.
a.The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 15,000,000 shares of Class B Preferred Stock, par value $1.00 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on October 28, 2019 (the “Reference Date”), (i) 33,827,906 shares of Company Common Stock and no shares of Company Preferred Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury and (iii) 200,738 shares of Company Common Stock were subject to outstanding Company Options, 1,184,371 shares of Company Common Stock were subject to outstanding Restricted Stock Units (assuming that any applicable performance metrics were satisfied at maximum levels) and 1,305,661 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans. Schedule 3.02(a) sets forth for each Significant Company Subsidiary the amount of its authorized capital stock, the amount of its outstanding capital stock and the record and beneficial owners of its outstanding capital stock, and there are no other shares of capital stock or other equity securities of any Significant Company Subsidiary issued, reserved for issuance or outstanding, in each case as of the date hereof. Except as set forth above, at the close of business on the Reference Date, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Since the Reference Date, (x) there have been no issuances by the Company of shares of Company Capital Stock or other voting securities of the Company, other than issuances of Company Common Stock pursuant to the exercise of Company Options and the vesting and settlement of Restricted Stock Units and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of Company Capital Stock or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Capital Stock. All outstanding shares of Company Capital Stock and all the outstanding shares of capital stock of each Significant Company Subsidiary have been, and all such shares that may be issued before the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and issued in compliance with all applicable securities Laws and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law (including the DGCL), the Company Charter, the Company By-laws, the certificate of incorporation or by-laws (or comparable documents) of any Significant

Company Subsidiary or any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement (“Contract”) to which the Company or any Significant Company Subsidiary is a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of the Company or any Significant Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of the Company or any Significant Company Subsidiary may vote (“Voting Company Debt”).
b.Except as set forth in Section 3.02(a), as of the date hereof, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or Contracts to which the Company or any Significant Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Significant Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other Equity Interest in, the Company or of any Significant Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Significant Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security or Contract or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other Equity Interests in, the Company or any Significant Company Subsidiary. As of the date hereof, there are no outstanding contractual obligations of the Company or any Significant Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other Equity Interests of the Company or any Significant Company Subsidiary.
c.Schedule 3.02(c) sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other Equity Interests for which an amount in excess of $5,000,000 was invested by the Company or any Significant Company Subsidiary in any Person (other than a Company Subsidiary) owned as of the date hereof, directly or indirectly, by the Company or any Significant Company Subsidiary.
SECTION 3.03Authority; Execution and Delivery; Enforceability; State Takeover Statutes.
a.The Company has full power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company hereof, the performance and compliance by the Company with each of its obligations herein and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and equitable principles of general applicability, whether considered in a proceeding at law or in equity (the “Equitable Exceptions”).
b.The board of directors of the Company (the “Company Board”), at a meeting duly called and held, by resolutions duly adopted, has, unanimously, (i) approved this Agreement, the Merger and the other Transactions, (ii) determined that the terms of the Merger and the other Transactions are fair to, and in the best interests of, the Company and its stockholders, (iii) recommended that the Company’s stockholders adopt this Agreement and (iv) declared that this Agreement is advisable. Assuming the accuracy of the representations set forth in Section 4.10 (Ownership of Company Common Stock), such resolutions are sufficient to render the provisions of Section 203 of the DGCL inapplicable to Parent and Merger Sub and to this Agreement, the Merger and the other Transactions. No other “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws apply to this Agreement, the Voting Agreement, the Merger or any other Transaction.
c.The only vote of holders of any class or series of Company Capital Stock necessary to approve or adopt this Agreement and the Merger is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”).
SECTION 3.04No Conflicts; Consents.
a.The execution and delivery hereof by the Company do not, and, subject to the receipt of the Company Stockholder Approval, the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, contravene, conflict with, require any consent or notice under, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, to a right to challenge the Transactions or to loss of a material benefit under, or result in the triggering of any payments pursuant to, or the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any indenture, credit agreement, mortgage, note, instrument of indebtedness, Company Contract or Company Benefit Plan to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.04(b), any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect.
b.No consent, approval, waiver, license, permit, franchise, authorization or Judgment (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality (in each case whether Federal, state, local, foreign, international or multinational) (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance hereof or the consummation of the Transactions, other than (i) Filings and Consents under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (B) Council Regulation (EC) No 139/2004 (the “EU Merger Regulation”), (C) the Competition Act (Canada) (the “Canadian Investment Regulations”), and (D) any other applicable foreign competition, antitrust, merger control or investment laws set forth on Schedule 3.04(b) (the Filings and Consents identified in this clause (i), the “Required Antitrust Filings”), (ii) the filing with the SEC of (A) the Proxy Statement, and (B) such Filings under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) such Filings and Consents as may be required under the rules and regulations of the NYSE, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) such Filings and Consents as may be required in connection with the Taxes described in Section 6.08 (Transfer Taxes), (vi) such Filings and Consents as may be required solely by reason of Parent’s (as opposed to any other third party’s) participation in the Transactions and (vii) such other Consents or Filings under applicable Law the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
SECTION 3.05SEC Documents; Financial Statements.
a.The Company has furnished or filed all reports, schedules, forms, certifications, statements and other documents required to be furnished or filed by the Company with the SEC on a timely basis since December 30, 2016. All such reports, schedules, forms, certifications, statements and other documents (including the exhibits and other information incorporated therein, and including those that the Company may file after the date of this Agreement until the Closing) are referred to herein as the “Company SEC Documents”. As of its respective date of filing, or in the case of a registration statement, on the date of effectiveness of such registration statement, each Company SEC Document complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the NYSE, as the case may be, and the respective rules and regulations thereof applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. Since December 30, 2016, the Company has been and is in full compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable rules and regulations of the NYSE. None of the Company Subsidiaries is, or since December 30, 2016 has been, required to file reports with the SEC.
b.Each of the consolidated financial statements of the Company included in the Company SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto (the “Company Financial Statements”), (i) complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim Company Financial Statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presents in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and the Company Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, all in accordance with GAAP, subject, in the case of interim Company Financial Statements, to normal year-end adjustments. Neither the Company nor any Company Subsidiary is a party to, or has any obligation or other commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K).
c.The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent, fixed or otherwise) required by GAAP to be reflected on a consolidated balance sheet of the Company, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements or the notes thereto and (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of such balance sheet which would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.
d.The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) with respect to the Company and the Company Subsidiaries as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has not identified any material weaknesses in its internal controls, and the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and authorizations required pursuant to the rules and regulations adopted pursuant to Section 401 of the Sarbanes-Oxley Act, without qualification, when due. Since December 30, 2016, neither the Company nor any Company Subsidiary has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls or any allegation of fraud that involves management of the Company or any other employee of the Company or any Company Subsidiary who has a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures The Company’s management has completed an assessment and conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and the Company’s management concluded that its internal control over financial reporting was effective as of December 28, 2018.
SECTION 3.06Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement (in each case, including any amendments or supplements thereto) will, at the date it is first published, mailed or given to the Company’s stockholders, on the date of any amendment or supplement thereto or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and any other applicable Law governing the preparation, distribution or dissemination of such documents, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or any of their representatives expressly for inclusion or incorporation by reference in the Proxy Statement.
SECTION 3.07Absence of Certain Changes or Events. Since the date of the most recent financial statements included in the Filed Company SEC Documents to the date hereof, (a) there has not occurred any action, event, change, event, circumstance, development, occurrence or state of facts that constitutes a Company Material Adverse Effect, (b) the business of the Company and the Company Subsidiaries has been conducted in the Ordinary Course of Business, except in connection with this Agreement and the Transactions, and (c) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would require Parent’s consent pursuant to Section 5.01(a) except to the extent such actions would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
SECTION 3.08Assets Other than Real Property Interests. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has good and valid title to or a valid leasehold interest in or valid license to all the material assets reflected on the most recent financial statements included in the Company SEC Documents or that are otherwise material to the conduct of the business, other than assets disposed of in the Ordinary Course of Business, in each case free and clear of all Liens other than Permitted Liens. The foregoing representations or warranties shall not apply to real property and interests in real property, which are instead the subject of Section 3.09 exclusively.
SECTION 3.09Real Property.
a.Schedule 3.09 sets forth by address all real property and interests in real property owned by the Company or any Company Subsidiary (individually, an “Owned Property”). Schedule 3.09 sets forth by address of all real property and interests in real property leased by the Company or any Company Subsidiary (individually, a “Leased Property”; an Owned Property or Leased Property being sometimes referred to herein, individually, as a “Company Property”). Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good, valid and marketable fee simple title to all Owned Property free and clear of all Liens other than Permitted

Liens. No third party has an option to purchase the Owned Property and there are no leases or other rights to use or occupy any Owned Property or any portion thereof. Neither the Company nor any Company Subsidiaries are party to any agreement to purchase or sell any real property.
b.Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the occupancies and uses of the Company Properties, as well as the development, construction, management, maintenance, servicing and operation of the Company Properties, comply in all material respects with all applicable Laws, covenants, conditions, restrictions, easements, licenses, permits and agreements.
c.Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in this Article III shall relate to real property matters, which are instead the subject of this Section 3.09 exclusively, unless otherwise expressly provided in this Article III.
SECTION 3.10Intellectual Property; Data Security.
a.Owned Company Intellectual Property. Schedule 3.10 sets forth a list of all Owned Company Intellectual Property that is issued, registered or subject to an application for issuance or registration, in each case that is material to the conduct of the business, taken as a whole, and indicating the owner and jurisdiction of issuance or registration. To the Knowledge of the Company, all the Owned Company Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary for the conduct of the business of the Company and the Company Subsidiaries as presently conducted and is valid and enforceable. The Company or a Company Subsidiary is the exclusive owner of all the Owned Company Intellectual Property and the Company or a Company Subsidiary has the right to use, subject to the terms of the applicable license agreement, all the Licensed Company Intellectual Property. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has used or distributed any Software licensed, provided or distributed under any open source license in any manner that would require any source code of the Software included in Owned Company Intellectual Property to be disclosed, licensed for free, publicly distributed, attributed to any Person or dedicated to the public.
b.Proprietary Information. Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary has taken reasonable steps to protect its rights in its confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third Persons provided to the Company or any Company Subsidiary.
c.No Infringement. Since December 30, 2016 through the date hereof, (i) none of the Company and the Company Subsidiaries have received any written communication from any Person asserting or challenging the ownership, validity or enforceability of the Owned Company Intellectual Property, (ii) to the Knowledge of the Company, none of the Owned Company Intellectual Property has been or is being infringed, misappropriated, diluted, violated or otherwise used or made available for use by any Person without a license or permission from the Company or the Company Subsidiaries, and (iii) the conduct of the business of the Company and the Company Subsidiaries has not and does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any other Person, except, in the case of the foregoing clauses (ii) and (iii), as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
d.Data Security. The Company and the Company Subsidiaries (i) have implemented and maintained reasonable written information security, business continuity and backup and disaster recovery plans and procedures that are consistent with applicable Law and (ii) have taken commercially reasonable steps to assess and test such plans and procedures on no less than an annual basis, and such tests indicate that such plans and procedures are adequate in all material respects. Since December 30, 2016, (x) there has been no material failure, breakdown, persistent substandard performance, unauthorized access or use, or other material adverse event affecting any of the IT Systems, and (y) the Company and the Company

Subsidiaries have not been notified by any Person (including pursuant to an audit of the business of the Company and the Company Subsidiaries by such Person) of any material data security, information security or other technological deficiency with respect to the IT Systems, in each case of (x) and (y), that has caused or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
SECTION 3.11Information Technology. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material information technology and computer systems relating to the transmission, storage, maintenance or analysis of data in electronic format necessary to the conduct of the business of the Company and the Company Subsidiaries are (a) in good working condition to perform all information technology operations necessary to conduct the business of the Company and the Company Subsidiaries as presently conducted and (b) do not contain any Malware that would be reasonably expected to interfere in any material respect with the ability of the Company and its Subsidiaries to conduct its business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personal or non-public information.
SECTION 3.12Contracts.
a.Schedule 3.12(a) sets forth a list of each Company Contract that has not been filed as an exhibit to a Company SEC Document. “Company Contracts” means the following Contracts (other than, in each case, any Company Benefit Plan) to which the Company or any Company Subsidiary is a party:
1.any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);
2.any collective bargaining Contract or other material Contract with any labor organization, union, association or other employee representative of a group of employees;
3.any Contract that (A) limits or restricts, in any material respect, the Company or a Company Subsidiary (or would, from and after the Effective Time, limit or otherwise restrict Parent or any of its Affiliates) from competing in any line of business or with any Person or competing or operating in any geographic region, (B) contains exclusivity obligations binding on the Company or a Company Subsidiary or (C) grants any right of first refusal, right of first negotiation or offer, “most favored nation” or similar right in favor of any third party other than (x) “most favored nations” or similar rights in favor of customers agreed to in the Ordinary Course of Business or (y) any such Contracts that are generally described in Schedule 3.12(a)(3);
4.any Contract between the Company or a Company Subsidiary, on the one hand, and any director, officer or Affiliate of the Company or a Company Subsidiary, on the other hand, other than any contract solely between or among the Company and/or a wholly owned Company Subsidiary;
5.any Contract under which the Company or a Company Subsidiary has borrowed any money (or has commitments with respect thereto) from any Person (other than the Company or a Company Subsidiary) or any other note, bond, debenture, guarantee or other evidence of indebtedness (or commitments with respect thereto) of the Company or a Company Subsidiary (other than in favor of the Company or a Company Subsidiary) in any such case that, individually, is in excess of $2,000,000;
6.any Contract under which (A) any Person (other than the Company or a Company Subsidiary) has directly or indirectly guaranteed outstanding liabilities of the Company or a Company Subsidiary or (B) the Company or a Company Subsidiary has directly or indirectly guaranteed outstanding liabilities of any Person (other than the Company or a Company Subsidiary), in each case, that, individually, is in excess of $2,000,000;
7.any Contract under which the Company or a Company Subsidiary, directly or indirectly, has agreed to make, after the date hereof, any advance, loan, extension or credit or capital contribution to, or other investment in, any Person (other than the Company or any Company

Subsidiary and other than extensions of trade credit in the Ordinary Course of Business) in any such case that, individually, is in excess of $2,000,000;
8.any Contract with any of the ten (10) largest suppliers of inventory (by annual spend) to the Company or a Company Subsidiary during the fiscal year ended December 28, 2018, other than purchase orders entered into in the Ordinary Course of Business (collectively, “Supplier Contracts”);
9.any Contract with any of the ten (10) largest customers (by annual spend) within each business segment of the Company during the fiscal year ended December 28, 2018 (collectively, “Customer Contracts”), other than purchase orders entered in the Ordinary Course of Business;
10.any Contract that by its terms is reasonably expected to result in future payments by or to the Company or a Company Subsidiary of more than $10,000,000 annually, other than Contracts (including purchase orders) with customers or suppliers of inventory in the Ordinary Course of Business;
11.any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests (other than Customer Contracts and inventory sales in the Ordinary Course of Business) pursuant to which (A) the Company reasonably expects aggregate consideration (including assumption of debt) of at least of $5,000,000 or (B) the Company or any Company Subsidiary has any ongoing indemnification or other material outstanding obligations as of the date of this Agreement (other than indemnification obligations in respect of representations and warranties that survive indefinitely or for periods equal to a statute of limitations);
12.any Contract pursuant to which a right to use any Intellectual Property that is material to the Company or a Company Subsidiary is granted by (A) the Company or a Company Subsidiary to a third Person or (B) a third Person to the Company or a Company Subsidiary, other than (i) COTS Licenses and (ii) any non-exclusive license that is incidental to the transaction contemplated in the applicable Contract;
13.any Contract for any joint venture, partnership, limited liability company or similar arrangement, other than any such agreement or arrangement solely between or among the Company and/or any wholly owned Company Subsidiary;
14.any Contract for future capital expenditures in an amount in excess of $5,000,000; and
15.any Real Property Lease pursuant to which the Company or any Company Subsidiary is obligated to make annual rent payments exceeding $750,000.
b.Since January 1, 2019 through the date hereof, the Company has not amended or modified the material economic terms of any Supplier Contract in such a way as to reduce the expected business or economic benefits thereof (other than in the Ordinary Course of Business).
c.(i) Subject to the Equitable Exceptions, each Company Contract is valid, binding, in full force and effect and enforceable by the Company and/or the applicable Company Subsidiary and, to the Knowledge of the Company, each other party thereto, except where the failure to be valid, binding, in full force and effect or enforceable has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the Company and/or the applicable Company Subsidiary and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Company Contract, except where such nonperformance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iii) neither the Company nor any Company Subsidiary has received written notice, or, to the Knowledge of the Company, verbal notice, of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a breach or default on the part of the Company or any Company Subsidiary under any Company Contract, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iv) to the

Company’s Knowledge, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a breach or default on the part of any counterparty under any Company Contract, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written notice of the intention of any party to terminate, not renew or renegotiate in any material respects the terms of any Company Contract except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of all Company Contracts not filed as an exhibit to a Company SEC Document have been made available to Parent.
SECTION 3.13Permits. (a) The Company and each Company Subsidiary is in possession of all certificates, licenses, franchises, consents, permits, authorizations, exemptions, and approvals of, or filings or registrations with, or issued by, any Governmental Entity, or required by any Governmental Entity to be obtained (“Permits”), in each case necessary for the lawful conduct of the business of the Company and the Company Subsidiaries as presently conducted, and (b) (i) all such Permits are valid and in full force and effect and (ii) neither the Company nor any Company Subsidiary is in default under, and no condition exists that with notice or lapse or time or both would constitute a default under, such Permits and (iii) none of such Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions, in each case of clauses (a) and (b) except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
SECTION 3.14Insurance. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies maintained with respect to the Company and the Company Subsidiaries, their respective assets and properties, or their directors, officers or employees are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), and as of the date hereof, no written notice of cancelation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancelation.
SECTION 3.15Taxes.
a.The Company and each Company Subsidiary has duly and timely filed, or has caused to be duly and timely filed on its behalf, all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. All material Taxes of the Company and the Company Subsidiaries (whether or not shown to be due on such Tax Returns) have been duly and timely paid. All Taxes required to be withheld by the Company or any Company Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose.
b.The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect temporary differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any material amount of Taxes which has been asserted or assessed (or, to the Knowledge of the Company, proposed or threatened) against the Company or any Company Subsidiary remains unpaid or unresolved, and no requests for waivers of the time to assess any such Taxes are pending. None of the Company or any Company Subsidiary is currently under audit, examination, investigation or other proceeding by any Governmental Entity with respect to material Taxes or a material Tax Return.
c.The Federal income Tax Returns of the Company and each Company Subsidiary consolidated in such Tax Returns have been examined by and settled with the IRS, or have closed by virtue of the expiration of the relevant statute of limitations, for all years through 2015. All material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.
d.No jurisdiction (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a particular type of Tax Return or paid a particular type of Tax has asserted that the Company or such Company Subsidiary is required to file such Tax Return or pay such type of Tax in such jurisdiction.
e.None of the Company or any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) any election pursuant to Section 108(i) or Section 451 of the Code (or any similar provision of state, local or foreign Law) or (v) using the deferral method provided for under Revenue Procedure 2004-34 in respect of any transaction occurring or payment received prior to the Closing.
f.None of the Company or any Company Subsidiary has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local Law), in either case that would be binding upon the Company or any of the Company Subsidiaries after the Closing Date.
g.There are no material Liens for Taxes (other than Permitted Liens) on the assets of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary (i) is bound by any agreement requiring it to make a payment to a Person (other than the Company or any Company Subsidiary) with respect to Taxes or (ii) has any liability for the Taxes of any Person (whether under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, pursuant to any Tax sharing or indemnity agreement or other contractual agreements, or otherwise).
h.None of the Company or any Company Subsidiary has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations section 1.6011-4(c) (or any analogous, comparable or similar provision of state, local or foreign Law).
i.Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution that could otherwise constitute a “plan” or “series of related transactions” in conjunction with the transaction contemplated by this Agreement.
SECTION 3.16Proceedings. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened to which the Company or any Company Subsidiary is a party, or, to the Knowledge of the Company, that affects the business or assets of the Company or any Company Subsidiary (a) where the claimant is seeking monetary damages in excess of $1,000,000, (b) that seeks any material injunctive relief or (c) that relates to the Transactions. As of the date of this Agreement, there are no material Judgments outstanding (or, to the Knowledge of the Company, threatened to be imposed) against the Company or any Company Subsidiary.
SECTION 3.17Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (a) the Company and the Company Subsidiaries are, and since December 30, 2014 have been, in compliance with, and are not in violation of, any applicable Law (including Privacy Laws) with respect to the conduct of their respective businesses (including labor and employment matters), or the ownership or operation of their respective properties or assets; (b) as of the date hereof, neither the Company nor any Company Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance with any Law; (c) from December 30, 2014 through the date hereof, the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any agents or any other Person authorized to act, and acting, on behalf of the Company or any Company Subsidiary has, directly or indirectly, in connection with the business activities of the Company, taken any act in furtherance of a payment, gift, bribe, rebate, loan, payoff, kickback or any other transfer of value - or offer, promise or authorization thereof - to any individual or entity, including any Government Official, for the purpose of: (i) improperly influencing or inducing such individual or entity to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty; (ii) inducing such individual or entity to influence improperly his or her or its employer, public or private, or any Governmental Entity (including, but not limited to, any state-controlled or state-owned entity), to affect an act or decision of such employer or Governmental Entity, including to assist any individual or entity in obtaining or retaining business; or (iii) securing any improper advantage; and (d) from December 30, 2014 through the date hereof, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any agents or any other Person authorized to act, and acting, on behalf of the Company or any Company Subsidiary has, directly or indirectly, (x) violated or taken any act in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010, or any other anti-corruption or anti-bribery Laws or regulations applicable to the Company, in each case in connection with the business activities of the Company or (y) engaged in transactions (i) connected with any government, country or other individual or entity that is the target of U.S. economic sanctions administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) or the target of any applicable U.N., E.U. or other international sanctions regime, including any transactions with specially designated nationals or blocked persons designated by OFAC or with persons on any U.N., E.U. or U.K. asset freeze list or (ii) prohibited by any Law administered by OFAC, or by any other economic or trade sanctions Law of the U.S. or any other jurisdiction. For purposes of this provision, “Government Official” shall mean any: (i) officer, employee or other individual acting for or on behalf of any Governmental Entity (including, but not limited to, any state-owned or state-controlled entity) or public international organization; or (ii) holder of or candidate for public office, political party or official thereof or member of a royal family, or any other individual acting for or on behalf of the foregoing.
SECTION 3.18Environmental Matters. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) none of the Company and the Company Subsidiaries has received any written communication from a Governmental Entity or other Person that alleges that the Company or any Company Subsidiary is in violation in any material respect with any Environmental Law, the substance of which has not been resolved, (ii) the Company and the Company Subsidiaries hold, and are in compliance with, all material Permits required for the Company and the Company Subsidiaries to conduct their respective businesses under Environmental Laws as conducted as of the date hereof, and are, and since December 30, 2016 have been, in compliance in all material respects with all Environmental Laws, (iii) neither the Company nor any Company Subsidiary is party to any Proceeding (excluding an investigation), and to the Knowledge of the Company, no Proceeding is threatened and no investigation is pending, and neither the Company nor any Company Subsidiary has entered into or agreed to any Judgment or is subject to any outstanding Judgment, in each case relating to compliance with or liability under any Environmental Law or to investigation, remediation or cleanup of or exposure to any Hazardous Material, and with regard to any Judgment, for which the Company or any Company Subsidiary has material outstanding obligations, and (iv) there have been no Releases of Hazardous Materials on, at, under or from any of the Company Properties or any other property or facility formerly owned, leased or operated by the Company, any Company Subsidiary or any of their respective predecessors that would reasonably be expected to result in material liability for the Company or any Company Subsidiary. Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in this Article III shall relate to Environmental Laws, releases of

Hazardous Materials or other environmental matters, which are instead the subject of this Section 3.18 exclusively.
SECTION 3.19Employee Benefits.
a.Schedule 3.19(a) sets forth a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), regardless of whether or not subject to ERISA and regardless of whether or not relating to employees within or without the United States) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA regardless of whether or not subject to ERISA and regardless of whether or not relating to employees within or without the United States) and all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, paid time-off, severance, employment, consulting, termination indemnity, change-in-control, disability, death benefit, hospitalization, medical, fringe benefit and other compensatory or benefit plans, agreements, arrangements or understandings entered into, maintained, sponsored or contributed to, or required to be entered into, maintained, sponsored or contributed to, by the Company or any Company ERISA Affiliate for the benefit of any current or former employees, officers, directors or other individual service providers of the Company or any Company Subsidiary or for which the Company or any Company ERISA Affiliate may have any liability (collectively, “Company Benefit Plans”), in each case, that are material. Schedule 3.19(a) separately identifies each material Company Benefit Plan that is maintained primarily for the benefit of Persons located outside the United States (each, a “Non-U.S. Company Benefit Plan”). Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries taken as a whole, since December 30, 2016, each Company Benefit Plan (other than a Non-U.S. Company Benefit Plan) has been established, maintained, funded, operated and administered in compliance with its terms and the requirements of applicable Law. The Company has made available to Parent true and complete copies as of the date hereof of (i) each material Company Benefit Plan and all amendments thereto or, with respect to any material Company Benefit Plan that is not in writing, a written description of the material terms thereof, (ii) the most recent annual report on Form 5500 filed with the IRS with respect to each Company Benefit Plan or equivalent filing in any relevant jurisdiction (if any such report was required), (iii) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan, (iv) the most recent actuarial report and/or financial statement, if any, relating to such Company Benefit Plan, and (v) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required and (vi) each related trust agreement, annuity contract, insurance contract or document in respect of any other funding arrangement relating to any material Company Benefit Plan. The parties agree and acknowledge that the Company may provide updates to Schedule 3.19(a) to include Non-U.S. Company Benefit Plans, and may make available to Parent true and complete copies of the materials required by the last sentence of Section 3.19(a), in each case, by no later than 30 days following the date hereof, and that any such additional disclosure within such period shall be deemed to satisfy the requirements of this Section 3.19(a) (except for purposes of determining whether there is, as of the Closing Date, a Company Material Adverse Effect pursuant to Section 7.02(a)(iii)).
b.With respect to the United States of America and except as has not had, or would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Pension Plans have been the subject of determination or opinion letters from the IRS to the effect that such Company Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened and there are no existing circumstances that would reasonably be expected to adversely affect the qualified status of each such Company Pension Plan.

c.With respect to each Company Pension Plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (ii) no Company Pension Plan is, or is expected to be, “at-risk” (under Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (iii) no liability under Title IV of ERISA has been incurred by the Company or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any Company ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a liability (whether actual or contingent) thereunder. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any of the Company Benefit Plans that are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any fiduciary, trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility.
d.Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Company Benefit Plan is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity (within or without the United States), nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened, (ii) there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Company Benefit Plan, (iii) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Company Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law and the terms of such Company Benefit Plan.
e.Schedule 3.19(e) contains a list of (A) each plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) and any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) that is subject to Sections 4063, 4064 or 4069 of ERISA or Section 413(c) of the Code maintained by the Company or any Company ERISA Affiliate or to which the Company or any Company ERISA Affiliate contributes or is required to contribute, or in which the Company or a Company ERISA Affiliate otherwise participates or in any way has or may have any material direct or indirect liability (including any such plan which the Company or any Company ERISA Affiliate contributed to, maintained, sponsored or was required to the contribute to or maintain at any point within the past six (6) years); and (B) each plan or arrangement that provides for post-employment medical, life or other welfare benefits (other than health continuation coverage required by Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA or otherwise as required by applicable Law. Other than as set forth on Schedule 3.19(f), no Company Benefit Plan is a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).
f.The Company has no obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.
g.The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, in any case, whether alone or in combination with any other event, including a termination of employment on or following the Closing Date, (i) entitle any current or former employee, officer, director or individual service provider of the Company or any Company Subsidiary to severance pay or any other payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (iii) impose any restrictions on the rights of the Company or any Company Subsidiary to amend or terminate any Company Benefit Plan or (iv) result in any breach or violation of, or a default under, any Company Benefit Plan.
h.Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Non-U.S. Company Benefit Plan (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, or labor organization in all material respects and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval, (ii) to the extent intended to be funded and/or book-reserved, each Non-U.S. Company Benefit Plan is funded and/or book reserved, as appropriate, based upon reasonable country- or region-specific actuarial assumptions and (iii) the Company and each Company Subsidiary have no material unfunded liabilities with respect to any such Non-U.S. Company Plan.
SECTION 3.20Employee and Labor Matter.
a.Except as set forth on Schedule 3.20(a), there are no labor unions, works councils, or other similar labor organizations representing any employees employed by the Company or any Company Subsidiary. Since December 30, 2016, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has not occurred and, to the Knowledge of the Company, there is not threatened, (i) any labor strike, dispute, work stoppage, picketing or lockout against the Company or any Company Subsidiary; (ii) any union organizational campaign with respect to the employees of the Company or any Company Subsidiary and no question concerning representation of such employees exists; (iii) any unfair labor practice; (iv) any unfair labor practice charges or complaints against the Company or any Company Subsidiary before the National Labor Relations Board or equivalent board or body in any relevant jurisdiction; (v) any union grievances against the Company as to which there is a reasonable possibility of adverse determination; (vi) any charges against the Company or any Company Subsidiary or any of their current or former employees before the Equal Employment Opportunity Commission or any state, governmental or local agency in any relevant jurisdiction responsible for the prevention of unlawful employment practices as to which there is a reasonable likelihood of adverse determination or (vii) any application for representation or certification of a labor union, works council, or other labor organization seeking to represent any employees of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received any written communication since December 30, 2016 through the date hereof of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress.
b.As of the date hereof, (i) there is no pending or, to the Knowledge of the Company, threatened claim or litigation, or internal or external complaint, against the Company or any Company Subsidiary with respect to allegations of sexual or other workplace harassment or misconduct or hostile work environment that is reasonably likely to be adversely determined in relation to the Company or such Company Subsidiary, (ii) there are no pending investigations involving accusations against any current or former employee, officer, director or individual service provider of the Company or any Company Subsidiary of sexual or other workplace harassment or misconduct or creating a hostile work environment, and (iii) there has been no settlement of, or payment arising out of or related to, any litigation or claim with respect to sexual or other workplace harassment or misconduct or hostile work environment.
c.To the Knowledge of the Company, as of the date hereof, none of the Chief Executive Officer of the Company, any Executive Vice President of the Company or any head of any reporting segment of the Company, or any individual who reports to the Chief Executive Officer of the Company, intends to terminate his or her employment.
d.The execution and delivery by the Company of this Agreement, and the performance by the Company of this Agreement would not require Seller, any Company Subsidiary Parent or any of its Affiliates to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any labor unions, works councils or similar organizations representing employees of the Company or any Company Subsidiary.
SECTION 3.21Brokers. No broker, investment banker, financial advisor or other Person, other than Centerview Partners LLC and Wells Fargo Securities, LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has heretofore made available to Parent a complete and correct copy of the Company’s engagement letter with each of the parties listed in this Section 3.21.
SECTION 3.22Opinion of Financial Advisor. The Company has received the opinions of Centerview Partners LLC and Wells Fargo Securities, LLC, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock (other than Appraisal Shares and shares of Company Common Stock owned by the Company, Parent or Merger Sub or held by any affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders (signed copies of which opinions have been delivered to Parent solely for informational purposes and it is agreed and understood that such opinions may not be relied upon by Parent, or any director, officer or employee of Parent).
SECTION 3.23Related Party Transactions. Since December 30, 2016 through the date hereof, there are no undisclosed transactions, Contracts, arrangements or understandings between: (i) the Company and any Company Subsidiary, on the one hand, and (ii) any director, officer or employee of the Company or any Company Subsidiary or any Person (other than the Company or any Company Subsidiary) which owns of record or beneficially any equity interest in the Company or any Company Subsidiary, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K (each, a “Related Party Transaction”).

ARTICLE IV

Representations and Warranties of Parent and Merger Sub
Except as set forth in the Schedules, Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:
SECTION 4.01Organization, Standing and Power.
a.Parent and each of its subsidiaries, including Merger Sub (the “Parent Subsidiaries”), is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite power and authority to own, lease and operate its assets in the manner in which its assets are currently owned and used and to carry on its business as currently conducted. Parent, Merger Sub and each Significant Parent Subsidiary is duly qualified, licensed and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Significant Parent Subsidiary” means any Parent

Subsidiary that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X.
b.Parent has made available to the Company copies of the organizational documents of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), and the by-laws of Parent, as amended to the date of this Agreement (as so amended, the “Parent By-laws”), and the comparable charter and organizational documents of Merger Sub, in each case as amended to the date of this Agreement.
SECTION 4.02Authority; Execution and Delivery; Enforceability.
a.Each of Parent and Merger Sub has full power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent with each of its obligations herein and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Parent, as sole stockholder of Merger Sub, has adopted this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Equitable Exceptions.
b.The board of directors of Parent, at a meeting duly called and held, by resolutions duly adopted, has unanimously (i) approved this Agreement, the Merger and the other Transactions and (ii) determined that the terms of the Merger and the other Transactions are fair to and in the best interests of Parent and its stockholders. The board of directors of Merger Sub, at a meeting duly called and duly held, by resolutions duly adopted, has unanimously (i) approved this Agreement, the Merger and the other Transactions, (ii) determined that the terms of the Merger and the other Transactions are fair to and in the best interests of Merger Sub and Parent, (iii) recommended that Parent adopt this Agreement and (iv) declared that this Agreement is advisable.
c.The affirmative vote of the holders of the capital stock of Parent, or any of them, is not necessary to approve this Agreement or consummate any Transaction.
SECTION 4.03No Conflicts; Consents.
a.The execution and delivery hereof by each of Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, to a right to challenge the Transactions or to loss of a material benefit under, or result in the triggering of any payments pursuant to, or the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) Parent Charter, Parent By-laws or the comparable charter or organizational documents of any Parent Subsidiary, (ii) any indenture, credit agreement, mortgage, note, instrument of indebtedness or Benefit Plan to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
b.No Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance hereof or the consummation of the Transactions or the ownership by Parent of the Surviving Corporation following the Closing, other than (i) the Required Antitrust Filings, (ii) the filing with the SEC of (A) the Proxy Statement and (B) such reports under Sections 13 and 16 of the Exchange Act, as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) such Filings and Consents as may be required under the rules and regulations of the NYSE, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) such filings as may be required in connection with the taxes described in Section 6.08 (Transfer Taxes), (vi) such Filings and Consents that may be required solely by reason of the Company’s (as opposed to any other third party’s) participation in the Transactions and (vii) such other Filings and Consents the failure of which to obtain or make has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
SECTION 4.04Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the date it is first published, mailed or given to the Company’s stockholders, on the date of any amendment or supplement thereto or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
SECTION 4.05Proceedings. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary, nor is there any Judgment outstanding against Parent or any Parent Subsidiary, that (a) seeks or imposes any material injunctive relief, (b) relates to the Transactions or (c) would reasonably be expected to have a Parent Material Adverse Effect.
SECTION 4.06Compliance with Laws. Parent and the Parent Subsidiaries are in compliance in all material respects with all Laws and Judgments applicable to Parent or any Parent Subsidiary, except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any Parent Subsidiary has received any written communication during the past two (2) years from a Governmental Entity that alleges that Parent or a Parent Subsidiary is not in compliance in any material respect with any Law.
SECTION 4.07Capitalization and Operation of Merger Sub. The authorized share capital of Merger Sub consists of 1,000 shares, par value $0.01 per share, of which 100 shares are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Parent Subsidiary. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.
SECTION 4.08Financing.
a.Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company (i) an equity commitment letter from Clayton, Dubilier & Rice Fund X, L.P., a Cayman Islands exempted limited partnership (the “Fund”), dated as of the date hereof, addressed to Parent (the “Equity Commitment Letter”, and the financing contemplated thereby, the “Equity Financing”) and (ii) a debt commitment letter from the lenders party thereto (the “Committed Lenders”) and the arrangers party thereto, dated as of the date hereof, addressed to Merger Sub (including all annexes, exhibits, schedules and other attachments thereto, and as replaced, amended, supplemented, modified or waived after the date hereof in compliance with Section 6.09, the “Debt Commitment Letter” and the financing contemplated thereby, the “Debt Financing”, and the Debt Financing, together with Equity Financing, the “Financing”), pursuant to which the Committed Lenders have committed, on the terms and subject to the conditions set forth therein, to lend the amounts set forth therein for the purpose of funding the Transactions. As of the date hereof, each of the Commitment Letters has been accepted by Merger Sub, is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect; provided that the existence or exercise of “market flex” provisions contained in the Fee Letter (as defined below) shall not constitute an amendment or modification to the Debt Commitment Letter. As of the date hereof, (x) the Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, and is enforceable against each party thereto in accordance with its terms, and (y) the Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Merger Sub and, to the knowledge of Parent, the other parties thereto, and is enforceable against each party thereto in accordance with its terms, in each case except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. As of the date hereof, there are no other legally binding agreements, side letters or arrangements relating to the Financing (other than the Commitment Letters and the fee letter relating to the Debt Commitment Letter, a true and complete copy of which has been provided to the Company, with only the existence and/or amount of fees, “market flex” terms, pricing terms, pricing caps and other commercially sensitive information specified therein redacted, none of which redacted terms, individually or in the aggregate, would reduce the amount of the Debt Financing below an amount necessary (together with the Equity Financing) to make all payments required by this Agreement or adversely affect the conditionality, availability or termination of the Debt Financing or materially delay or prevent the Closing or make the funding of the Debt Financing less likely to occur (“Permissible Redacted Terms”) (such fee letter, the “Fee Letter”)) among the parties thereto. As of the date hereof, and (in the case of clause (ii)) assuming the accuracy of the representations set forth in Article III, no event has occurred, and there is no condition or circumstance existing, which, with or without notice, lapse of time or both, would or would reasonably be likely to (i) constitute a default or breach on the part of Parent, Merger Sub or, to Parent’s knowledge, any other party thereto, under any of the Commitment Letters or (ii) result in any portion of the Financing being unavailable on the Closing Date. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including any “market flex” provisions), other than as expressly set forth in the Commitment Letters and the Fee Letter. Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment fees or other amounts that are due and payable by Parent or Merger Sub on or prior to the date of this Agreement pursuant to the Commitment Letters or otherwise in connection with the Financing. As of the date hereof, no party to any Commitment Letter has any right to impose, and Parent and Merger Sub do not have an obligation to accept, (i) any condition precedent to the funding of the Financing other than as expressly set forth in or contemplated by the Commitment Letters and the Fee Letter or (ii) any reduction to the aggregate amount available under the Commitment Letters at Closing (nor any term or condition that would have the effect of reducing the aggregate amount available under the Commitment Letters at Closing) to an amount that would be insufficient for the Parent and Merger Sub to consummate the Transactions, including payment of the Required Amount. As of the date hereof, and assuming the accuracy of the representations set forth in Article III, each of Parent and Merger Sub, as applicable, has no reason to believe that it will be unable to satisfy on a timely basis (taking into account the timing of the Marketing Period) any of the terms or conditions to funding to be satisfied by it contained in the Commitment Letters.
b.Parent has delivered to the Company a true and complete copy of a Limited Guarantee, dated as of the date hereof (the “Limited Guarantee”), by and between the Fund and the Company, pursuant to which the Fund has guaranteed certain payment obligations of Parent under this Agreement on the terms, and subject to the conditions, set forth in the Limited Guarantee. The Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Fund, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
c.Assuming the Financing is funded in full on the Closing Date in accordance with the Commitment Letters, the accuracy of the representations set forth in Article III and the performance by the Company and its Affiliates of their respective obligations under this Agreement, including the obligations set forth in Sections 6.09, 6.11 and 6.12, Parent and Merger Sub will have, at the Closing, sufficient funds to satisfy all of the obligations of Parent and Merger Sub hereunder and to consummate the Transactions, including payment of the aggregate Merger Consideration, the Option Payments, RSU Payments and all

related fees and expenses under this Agreement, the Commitment Letters and the Fee Letter, in each case, that are due and payable on the Closing Date (collectively, the “Required Amount”).
d.In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.
SECTION 4.09Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent.
SECTION 4.10Ownership of Company Common Stock. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. Neither Parent nor Merger Sub beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) as of the date hereof, or will at any time prior to the Closing Date beneficially own, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary, or are a party as of the date hereof, or will at any time prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary.
SECTION 4.11Portfolio. Parent has provided the Company a list of entities in which the Fund or any of its respective Affiliates has an interest greater than five percent (5%).
SECTION 4.12Solvency
. At and immediately following the Effective Time, assuming (i) that the representations and warranties set forth in Article III are true and correct in all material respects, (ii) that the most recent financial forecasts for the Company made available to Parent prior to the date hereof have been prepared in good faith based upon assumptions that were and continue to be reasonable, (iii) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s respective obligation to consummate the Transactions and (iv) that, immediately prior to the Effective Time, without giving effect to the Financing, none of the Company or any of the Company Subsidiaries are insolvent, then, after giving effect to all the Transactions (including any debt or equity financings being entered into in connection therewith), none of Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation will be insolvent. Without limiting the generality of the foregoing, at and immediately following the Effective Time and after giving effect to all the Transactions (including any debt or equity financings being entered into in connection therewith), with respect to each of Parent, the Surviving Corporation and each subsidiary of the Surviving Corporation: (i) the sum of such entity’s debts will not be greater than all of such entity’s assets or property at a fair valuation; (ii) the present fair saleable value of such entity’s assets will not be less than the amount that will be required to pay such entity’s probable liability on its existing debts as they become absolute or matured; (iii) such entity shall not have incurred, will not intend to incur, or believe or reasonably should believe that it would incur, debts beyond its ability to pay as they become due or as they mature; and (iv) such entity will not be engaged and will not be about to engage in a business or transaction for which the remaining assets or property of such entity are unreasonably small in relation to such business or transaction, and such entity will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged. Parent and Merger Sub are not entering into this Agreement or the Transactions with the intent to hinder, delay or defraud either current or future creditors of the Company or of any of its Subsidiaries. Any term or phrase used but not defined in this Section 4.12, including “insolvent”, “fair valuation”, “fair saleable value”, “liabilities” and “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” shall have the meaning generally determined with respect to such term or phrase in accordance with applicable Laws governing determinations of the insolvency of debtors, including the Uniform Fraudulent Transfer Act, as approved by the National Conference of Commissioners on Uniform State Laws in 1984 and any version thereof adopted by any state whose Laws apply to the Surviving Corporation on or after the Closing, the Uniform Fraudulent Conveyance Act, as approved by the National Conference of Commissioners on Uniform State Laws in 1918 and any version thereof adopted by any state whose Laws apply to the Surviving Corporation on or after the Closing and the U.S. Bankruptcy Code, Title 11 of the U.S.C.

SECTION 4.13No Additional Representations. PARENT ACKNOWLEDGES THAT IT AND ITS REPRESENTATIVES HAVE BEEN PERMITTED FULL AND COMPLETE ACCESS TO THE BOOKS AND RECORDS, FACILITIES, EQUIPMENT, CONTRACTS, INSURANCE POLICIES (OR SUMMARIES THEREOF) AND OTHER PROPERTIES AND ASSETS OF THE COMPANY AND THE COMPANY SUBSIDIARIES THAT IT AND ITS REPRESENTATIVES HAVE DESIRED OR REQUESTED TO SEE OR REVIEW, AND THAT IT AND ITS REPRESENTATIVES HAVE HAD A FULL OPPORTUNITY TO MEET WITH THE OFFICERS AND EMPLOYEES OF THE COMPANY AND THE COMPANY SUBSIDIARIES TO DISCUSS THE BUSINESS OF THE COMPANY AND THE COMPANY SUBSIDIARIES. PARENT ACKNOWLEDGES THAT (I) NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE COMPANY OR ANY COMPANY SUBSIDIARY OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE COMPANY AND THE COMPANY SUBSIDIARIES FURNISHED OR MADE AVAILABLE TO PARENT AND ITS REPRESENTATIVES, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, (II) PARENT HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY FROM THE COMPANY, ANY COMPANY SUBSIDIARY OR ANY OTHER PERSON IN DETERMINING TO ENTER INTO THIS AGREEMENT, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT AND (III) NO PERSON SHALL HAVE OR BE SUBJECT TO ANY LIABILITY TO PARENT OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT, OR PARENT’S USE, OF ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO PARENT IN ANY PHYSICAL OR ELECTRONIC “DATA ROOMS”, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PARENT ACKNOWLEDGES THAT NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE FINANCIAL PROJECTIONS, FORECASTS, COST ESTIMATES AND OTHER PREDICTIONS RELATING TO THE COMPANY AND THE COMPANY SUBSIDIARIES MADE AVAILABLE TO PARENT.

ARTICLE V
Covenants Relating to Conduct of Business
SECTION 5.01Conduct of Business by the Company.
a.Except for matters set forth in Schedule 5.01 or expressly contemplated by this Agreement, from the date of this Agreement to the Effective Time the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to maintain and preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.01 or expressly contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:
i.(A) declare, set aside or pay any dividends on, or make any other distributions (whether payable in cash, stock, property or a combination thereof) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, (B) split, combine, subdivide, recapitalize or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for shares of Company Common Stock delivered to the Company to pay the exercise price or Tax withholding obligations under any Company Option or Restricted Stock Unit award; provided, however, this clause (i) shall not prevent (x) the Company or any wholly owned Company Subsidiary from taking any of the foregoing actions with respect to the Equity Interests of any wholly owned Company Subsidiary or (y) the conversion of any indebtedness owed by any Company Subsidiary to the Company or any Company Subsidiary into Equity Interests, in each case, solely to the extent that any such action does not result in a material adverse Tax consequence to the Company and the Company Subsidiaries, taken as a whole;
ii.authorize for issuance, issue, deliver, sell, transfer, assign, pledge, encumber or grant, or agree or commit to issue, deliver, sell, transfer, assign, pledge, encumber or grant, (A) any shares of its capital stock or any other Equity Interest in the Company or any Company Subsidiary, (B) any Voting Company Debt or other voting securities or (C) any securities convertible into or exchangeable for any shares of capital stock of the Company or any Company Subsidiary, other than (x) the issuance of Company Common Stock upon the exercise or settlement of Company Options or Restricted Stock Units outstanding on the date of this Agreement and in accordance with their present terms and (y) the issuance of any Equity Interests by a Company Subsidiary to the Company or another wholly owned Company Subsidiary ;
iii.amend its certificate of incorporation, by-laws or other comparable charter or organizational documents or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;
iv.acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or substantially all the assets of or all or substantially all the outstanding Equity Interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases of inventory in the Ordinary Course of Business;
v.except (x) to the extent required by any Company Benefit Plan in effect on the date hereof or created or modified in accordance with this Section 5.01(a)(v) or Section 5.01(a)(vi), (y) in the Ordinary Course of Business, or (z) as required by applicable Law, (A) grant any increase in compensation to any Service Provider, (B) pay any bonus, grant any new awards (including any equity awards), or modify any existing awards (including to accelerate the vesting or payment thereof) under any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been in effect as of the date hereof, (C) enter into any employment, consulting, severance, termination or similar agreement with any current or former Service Provider, (D) hire, promote or terminate without “cause” (as determined by the Company in its sole discretion) any Service Provider,

(E) take any action to accelerate the time of vesting or payment of any material rights or benefits under any collective bargaining agreement or Company Benefit Plan in effect as of the date hereof, except as required by the terms of such collective bargaining agreement or Company Benefit Plan, (F) forgive any loans, or issue any loans, to any Service Provider, other than routine travel or business expense advances or relocation benefits, or (G) establish or adopt any bonus or short-term incentive plan for any calendar year after 2019; provided, however, that, notwithstanding anything to the contrary herein, from the date hereof through the Effective Time, the Company shall not without consent of Parent (1) grant any new equity or equity-based awards, (2) grant any increase in compensation to any Senior Manager that is inconsistent with Schedule 5.01(a)(v)(3) or (3) establish or adopt any bonus or short-term incentive plan for any calendar year after 2019 for any Senior Manager in a manner that is inconsistent with Schedule 5.01(a)(v)(5); provided, further, that, notwithstanding anything to contrary herein, no Ordinary Course of Business exception will be deemed to apply to the entry into a severance agreement as contemplated by this Section 5.01(a)(v)(C) or to actions contemplated by this Section 5.01(a)(v)(D), in each case, with any Service Provider with the title of Executive Vice President or above.
vi.except (x) to the extent required by any Company Benefit Plan in effect on the date hereof or created or modified in accordance with Section 5.01(a)(v) or this Section 5.01(a)(vi), (y) in the Ordinary Course of Business or (z) as required by applicable Law, (A) change any actuarial or other assumptions used to calculate funding obligations for any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (B) take any action to fund, or in other way secure the payment, of compensation or benefits under any Company Benefit Plan by irrevocably setting aside or contributing to a trust or similar funding vehicle that requires that such funds remain segregated from the Company’s assets cash, property or a combination thereof for the benefit of Service Providers (it being understood that a funding will not be considered revocable solely due to a reversionary interest in such funds upon overfunding or plan termination), or (C) establish, adopt, extend, renew, enter into or amend in any material respect any collective bargaining agreement or any Company Benefit Plan or any arrangement that would be a Company Benefit Plan if it were in existence on the date hereof; provided, however, that notwithstanding anything to contrary herein, (1) no Ordinary Course of Business exception will be deemed to apply to actions contemplated by this Section 5.01(a)(vi)(B) and (2) the Ordinary Course of Business exception as pertains to this Section 5.01(a)(vi)(C) will be deemed to also require that such action would not result in a material increase in annual costs to the Company and its Subsidiaries, taken as a whole (and, for the avoidance of doubt, such material increase limitation shall not apply to any actions expressly contemplated in Schedule 5.01(a)(v) or Schedule 5.01(a)(vi));
vii.make any change in accounting methods, principles, practices or policies, except as may be required by a change in GAAP, IFRS or applicable Law;
viii.sell, lease (as lessor), license, transfer, pledge, encumber or otherwise dispose of or subject to any Lien any of its material properties or assets, except for sales of inventory and excess or obsolete assets in the Ordinary Course of Business;
ix.incur any indebtedness for borrowed money or guarantee, endorse, assume or otherwise become liable or responsible (directly or indirectly) for any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person, in an amount in excess of $10,000,000 (individually) or $20,000,000 (in the aggregate), except for (A) short-term borrowings incurred in the Ordinary Course of Business and (B) trade payables, letters of credit, parent guarantees and similar arrangements entered into in the Ordinary Course of Business to or for the benefit of suppliers and manufacturers; provided that the Company or any Company Subsidiary shall not incur, issue, sell or guarantee any such amounts in compliance with this clause

(ix) that are secured by a Lien (other than amounts under Existing Credit Facilities) in excess of $10,000,000 (individually) or $20,000,000 (in the aggregate) and, if so secured, the Company shall deliver payoff letters and release and termination documentation for such amounts on the Closing Date in the same manner as set forth in Section 6.11;
x.make or agree to make any new capital expenditure or expenditures (A) that, individually, is in excess of $5,000,000 or, in the aggregate, are in excess of $15,000,000 during any fiscal quarter or (B) that would be in violation of Section 5.01(b);
xi.make, change or revoke any material Tax election, amend any material Tax Returns, file any claims for material Tax refunds, settle any material Tax claim (other than those for which adequate reserves have been established), audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, change any annual Tax accounting period, adopt or change any method of Tax accounting or enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of state, local or non-U.S. Law);
xii.make any loan, advance or capital contribution to or investments in any other Person (other than any loans or advances made to employees or any loan, advance or capital contribution to or investments solely between or among the Company and/or one or more Company Subsidiaries, in each case, in the Ordinary Course of Business);
xiii.abandon any existing business or enter into any new line of business;
xiv.revalue in any material respect any of its material properties or assets, including writing off notes or accounts receivable, in any case other than as required by applicable Law, IFRS or GAAP;
xv.(A) cancel any material indebtedness owed to the Company or any Company Subsidiary (other than any indebtedness owing from a wholly owned Company Subsidiary to the Company and/or one or more other Company Subsidiaries) or (B) waive, release, grant or transfer any material claim or right of material value or consent to the termination of any material claim or right of material value; provided, however, this clause (xv) shall not prohibit the Company or any Company Subsidiary from taking any actions expressly permitted by any clause of this Section 5.01(a) or required to be taken by any other provision of this Agreement;
xvi.commence, settle or compromise any pending or threatened Proceedings if such settlement would (A) require payment by the Company in excess of $1,000,000 in any individual case or series of related cases or $5,000,000 in the aggregate with all other Proceedings, (B) involve injunctive or equitable relief or (iii) impose any material restrictions or changes on the business or operations of the Company or any Company Subsidiary;
xvii.other than in the Ordinary Course of Business (A) amend, modify or terminate (which, for the avoidance of doubt, shall not include any expiration or renewal of a Company Contract in accordance with its then-existing term), or waive, release or assign rights claims or benefits under, any Company Contract in such a way as to reduce the expected business or economic benefits thereof or (ii) enter into any new Contract that, if entered into prior to the date of this Agreement, would constitute a Company Contract, in each case other than in the Ordinary Course of Business; provided, however, this clause (xvii) shall not prohibit the Company or any Company Subsidiary from taking any actions expressly permitted by any clause of this Section 5.01(a) or required to be taken by any other provision of this Agreement;
xviii.sell, license, sublicense, covenant not to sue under, abandon, assign, transfer, disclose, create any Lien on (other than Permitted Liens) or otherwise grant any rights under any Owned Company Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole, or amend, renew, terminate, sublicense, assign or otherwise modify any license or other agreement by the Company or any Company Subsidiary with respect to any licensed Owned Company Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole, in each case other than in the Ordinary Course of Business;

xix.cancel, terminate or allow to lapse without a commercially reasonable substitute policy therefore, or amend in any material respect or enter into, any insurance policy, other than the renewal of an existing insurance policy or a commercially reasonable substitute therefor;
xx.sell or acquire any real property;
xxi.enter into or consummate any Related Party Transaction; or
xxii.authorize any of, or resolve, commit or agree to take any of, the foregoing actions.
b.The parties agree to take the actions described in Schedule 5.01(b).
SECTION 5.02Solicitation; Change of Company Recommendation.
a.Go-Shop Period. Notwithstanding anything in this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern Time on the fortieth (40th) day following the date of this Agreement (the “No-Shop Period Start Date”), the Company, the Company Subsidiaries and the Company’s Representatives shall be permitted to, directly or indirectly:
i.solicit, initiate, encourage or facilitate any inquiries or the making of proposals or offers that constitute, or could reasonably be expected to lead to, a Company Takeover Proposal, including by furnishing non-public information regarding the Company or any Company Subsidiary to any third Person in connection therewith;
ii.participate in discussions or negotiations with, or furnish information (whether orally or in writing) or access to the business, properties, assets, books or records of the Company or any Company Subsidiary to, or otherwise cooperate with, assist or participate in, facilitate or encourage efforts by, Persons (or Representatives of Persons) that have made, are seeking to make, have informed the Company of an intention to make, or have publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal; and
iii.amend, grant a waiver of or terminate any “standstill” or similar obligation of any Person with respect to the Company or any Company Subsidiary;
provided, however, that the Company (x) shall not disclose any material non-public information regarding the Company pursuant to the foregoing without first entering into an Acceptable Confidentiality Agreement with the intended recipient (but for the avoidance of doubt, the Company shall not be required to enter into an Acceptable Confidentiality Agreement with any Representatives of such intended recipient) and (y) shall make available to Parent copies of all material non-public information (to the extent that such non-public information has not been previously made available to Parent) that is made available to any such other Person (or its Representatives) before or substantially concurrently with the time it is made available to such other Person (or its Representatives); provided that competitively sensitive information or data provided to any such Person who is or whose Affiliates are a competitor of the Company or any of its Subsidiaries will only be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data. Notice of the execution of any Acceptable Confidentiality Agreement (without identifying the identity of the counterparty) shall be provided to Parent promptly, and in any event within twenty-four (24) hours of execution of same. As promptly as reasonably practicable, and in any event within one (1) Business Day following the No-Shop Period Start Date, the Company shall deliver to Parent a written notice setting forth the identity of each Excluded Party and each other Person that, to the Knowledge of the Company, has (or is expected to have) a more than ten percent (10%) equity interest in such Excluded Party, which notice shall also include the information required by Section 5.02(f).
b.Prohibition on Soliciting Activities. Except as permitted by this Section 5.02, beginning on the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Time) until the earlier of the Effective Time and the termination of this Agreement, the Company and the Company Subsidiaries:

i.(A) shall immediately cease and cause to be terminated, and the Company shall instruct its Representatives to terminate, any solicitation, encouragement, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the No-Shop Period Start Date with respect to any Company Takeover Proposal and (B) shall terminate any Person’s (other than the Company, Parent and Merger Sub and their respective Representatives) access to any physical or electronic data rooms containing the Company’s or any Company Subsidiaries’ material non-public information; and
ii.shall not, and the Company shall cause its and its Subsidiaries’ respective officers, directors and employees, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly (A) initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal or offer that constitutes or would reasonably be expected to lead to a Company Takeover Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or otherwise cooperate with, assist, participate in or knowingly facilitate or encourage efforts by, any Person or groups of Persons (or Representatives of Persons) that have made, are seeking to make, have informed the Company of an intention to make, or have publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (C) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or similar anti-takeover Law, or any restrictive provision of any applicable anti-takeover provision in the Company Charter or Company By-Laws, inapplicable to any transactions contemplated by a Company Takeover Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent and Merger Sub under any such provisions) or (D) resolve, propose or agree to do any of the foregoing.
The parties agree that for all purposes of this Agreement any violation of the provisions of this Section 5.02(b) by any Representative of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 5.02(b) by the Company. No later than one (1) Business Day after the No-Shop Period Start Date, the Company shall, to the extent it had not previously done so, deliver a request to each Person who executed a confidentiality or similar agreement with the Company prior to the No-Shop Period Start Date in connection with considering or making a Company Takeover Proposal (other than any such Person that the Company is permitted to continue discussions or negotiations with pursuant to Section 5.02(c)) to promptly return or destroy any non-public information previously furnished or made available to such Person or any of its Representatives on behalf of the Company or any of its Representatives. Notwithstanding the foregoing, the Company may continue to take any of the actions described in the foregoing clause (ii) with respect to any Excluded Party (for so long as such Person or group of Persons remains an Excluded Party) from and after the No-Shop Period Start Date.
c.Discussions Permitted in Certain Circumstances. Notwithstanding anything to the contrary contained in this Agreement, before receipt of the Company Stockholder Approval, in response to a Company Takeover Proposal that did not result from a material breach of Section 5.02(b), if the Company Board determines, in good faith, after consultation with outside counsel and the Company’s financial advisor, (x) that it is reasonably likely to result in a Superior Company Proposal and (y) that failure to take the actions set forth in clauses (A) and (B) below would be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, in response to such Company Takeover Proposal, (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement and (B) participate in discussions and negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding any Company Takeover Proposal. The

Company shall make available to Parent copies of all material non-public information (to the extent that such non-public information has not been previously made available to Parent) that is made available to any such third party before or substantially concurrently with the time it is made available to such third party. The Company shall not furnish any information or participate in any discussions or negotiations with any Person pursuant to this Section 5.02(c) unless the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board determines to take such action but in any event not more than twenty-four (24) hours after such determination, which notice shall include any information required by Section 5.02(f) (Required Notices). The parties agree that, notwithstanding the commencement of the obligations of the Company under Section 5.02(b) (Prohibition on Soliciting Activities) on the No-Shop Period Start Date, the Company, the Company Subsidiaries and their Representatives may continue to engage in the activities described in clause (A) or clause (B) of this Section 5.02(c) with respect to any Excluded Party on and after the No-Shop Period Start Date for so long as the Excluded Party remains an Excluded Party, including with respect to any amended or revised proposal submitted by such Excluded Party on or after the No-Shop Period Start Date, and this Section 5.02(c) shall not apply with respect thereto.
d.Company Recommendation. Except as contemplated by Section 5.02(e) (Change in Recommendation Permitted in Certain Circumstances), the Company shall cause the Proxy Statement to include the recommendation of the Company Board to the Company’s stockholders that they give the Company Stockholder Approval (the “Company Recommendation”). Except as contemplated by Section 5.02(e) (Change in Recommendation Permitted in Certain Circumstances), neither the Company Board nor any committee thereof shall (A) (i) change, qualify, withhold, modify or withdraw, or authorize or resolve to change, qualify, withhold, modify or withdraw, in any manner adverse to Parent, the approval or recommendation by the Company Board of this Agreement or the Merger, (ii) approve, adopt, endorse or recommend, resolve to or announce its intention to, approve, adopt, endorse or recommend, a Company Takeover Proposal (excluding any confidential, non-public recommendation to review, consider, clarify, discuss, evaluate or negotiate any Company Takeover Proposal) or fail to include the Company Recommendation in the Proxy Statement when mailed, (iii) within five (5) Business Days of Parent’s written request, fail to make or reaffirm the Company Recommendation following the date any Company Takeover Proposal or material modification thereto is first published or sent or given to the stockholders of the Company (other than Parent, Merger Sub or any of their respective Affiliates or Representatives), provided that Parent may only make such request twice with respect to any Company Takeover Proposal and once with respect to any material modification thereto that is made public, (iv) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Company Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that a “stop, look and listen” statement pursuant to Rule 14d-9(f) of the Exchange Act shall be deemed not to be a Company Recommendation Change), or (v) publicly propose or agree to do any of the foregoing (any one or more of the foregoing actions described in this clause (A), a “Company Recommendation Change”), or (B) enter into, approve, adopt, endorse or recommend, or propose publicly to enter into, approve, adopt, endorse or recommend, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract providing for a transaction referred to in the definition of a “Company Takeover Proposal” (other than an Acceptable Confidentiality Agreement).
e.Change in Recommendation Permitted in Certain Circumstances.
i.If, in response to a Superior Company Proposal received by the Company after the date of this Agreement that did not result from a material breach of Section 5.02(b), the Company Board determines in good faith, after consultation with the Company’s outside counsel and financial advisor, that a failure to make a Company Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, then before receipt of the Company Stockholder Approval the

Company Board may make a Company Recommendation Change, but only if (x) the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board determines to take such action but in any event not less than five (5) Business Days before taking such action, which notice shall include the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement and any financing and other related documents), (y) for five (5) Business Days following delivery of such notice (it being understood that any amendment or modification to any Superior Company Proposal that is the basis for such proposed Company Recommendation Change shall require a new notice of Company Recommendation Change and a new five (5)-Business Day period) the Company negotiates in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions (to the extent Parent desires to negotiate) and (z) upon the end of such five (5)-Business Day period (as extended pursuant to clause (y)) the Company Board shall have considered in good faith any revisions to the terms of the Transactions proposed in writing by Parent and shall have determined in good faith after consultation with the Company’s outside counsel and financial advisor, (1) that the Superior Company Proposal would nevertheless continue to constitute a Superior Company Proposal and (2) that the failure of the Company Board to make such a Company Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.
ii.If, in response to an Intervening Event, the Company Board determines in good faith, after consultation with the Company’s legal counsel and financial advisor, that a failure to make a Company Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, then before receipt of the Company Stockholder Approval, the Company Board may make a Company Recommendation Change, but only if: (x) the Company notifies Parent in writing of its intention to take such action promptly after the Company Board determines to take such action but in any event not less than five (5) Business Days before taking such action, which notice shall specify the reasons therefor and include a description of the applicable Intervening Event, (y) for five (5) Business Days following delivery of such notice, the Company negotiates in good faith with Parent to make adjustments to the terms of the Transactions (to the extent Parent desires to negotiate) and (z) following the end of such five (5)-Business Day period, the Company Board shall have determined in good faith after consultation with the Company’s legal counsel and financial advisor that the failure of the Company Board to make such a Company Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.
f.Required Notices. From the No-Shop Period Start Date (or, with respect to any Excluded Parties, the Cut-Off Time) until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article VIII: (i) the Company promptly, and in any event within one (1) Business Day of receipt, shall advise Parent or its Representatives in writing of any Company Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Company Takeover Proposal and the identity of the Person or group of Persons making any such Company Takeover Proposal or inquiry and unredacted copies of all material correspondence and proposed transaction documents, including any financing documents, received by the Company or any of its Representatives in connection with such Company Takeover Proposal or inquiry, or, if communicated orally, a summary of the material terms of such oral communication); and (ii) the Company shall keep Parent informed on a current basis of the status of any such Company Takeover Proposal or inquiry, including any material developments or change to the material terms thereof. The terms and existence of any such Company Takeover Proposal shall be subject to the confidentiality obligations imposed on Parent pursuant to the Confidentiality Agreement.
g.Disclosures under Law. Nothing in this Section 5.02 shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by (i) Rule 14e-2(a) or Rule 14d-9 under the Exchange Act, (ii) Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company that is required by Law; provided, however, that this Section 5.02(g) shall not be deemed to permit the Company Board to make a Company Recommendation Change other than in accordance with Section 5.02(e).
h.Certain Definitions. For purposes of this Agreement:
“Company Takeover Proposal” means any bona fide written offer or proposal that is not withdrawn by any Person or group of Persons concerning (i) any acquisition or purchase by such Person or group, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group of Persons beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company, (ii) any sale, lease, exchange, transfer, license or other disposition to such Person or group, directly or indirectly, of assets of the Company or any Company Subsidiary (including Equity Interests of any of Company Subsidiary) representing 20% or more of the consolidated assets of the Company, (iii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and such Person or group of Persons pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the Equity Interests in the surviving or resulting entity of such transaction or (iv) any combination of the foregoing.
“Excluded Party” shall mean any Person or group of Persons from whom the Company or any of its Representatives has received a Company Takeover Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board determines in good faith (such determination to be made prior to the No-Shop Period Start Date and after consultation with its outside counsel and financial advisor) constitutes or is reasonably likely to result in a Superior Company Proposal; provided that any Person shall cease to be an Excluded Party if the Company Takeover Proposal submitted by such Person is withdrawn or terminated or modified in any material respect such that such Company Takeover Proposal would not reasonably be expected to lead to a Superior Company Proposal (it being understood that a modification of a Company Takeover Proposal submitted by such Person or group of Persons shall not, in and of itself, be deemed to be a withdrawal or termination of a Company Takeover Proposal submitted by such Person or group of Persons).
“Superior Company Proposal” means a bona fide written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “20%” shall be replaced by “50%”) received after the date of this Agreement that did not result from a material breach by the Company of Section 5.02 (other than Section 5.02(a)), on its most recently amended or modified terms, if amended or modified, that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) to be more favorable from a financial point of view to the holders of Company Common Stock than the Transactions and is reasonably likely to be timely consummated in accordance with its terms (in each case, taking into account all the terms and conditions of such proposal or offer (including the transaction consideration, identity of the Person or group of Persons making the Company Takeover Proposal, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (including any such changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise)).

ARTICLE VI

Additional Agreements

SECTION 6.01Preparation of the Proxy Statement; Stockholders Meetings.
a.As soon as practicable following the date of this Agreement, the Company shall prepare, and shall use reasonable best efforts to file with the SEC within twenty (20) Business Days after the date of this Agreement, the Proxy Statement in preliminary form, which shall, subject to Section 5.02(e), include the Company Recommendation. Parent shall cooperate with the Company in the preparation of the Proxy Statement, shall furnish all information concerning it and Merger Sub that is necessary or appropriate in connection with the preparation of the Proxy Statement, and with resolution of any comments of the SEC or its staff with respect to the Proxy Statement. The parties shall notify each other as promptly as practicable of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. Each party shall give each other party an opportunity to participate in any discussions or meetings that such party has with the SEC or its staff in connection with the Proxy Statement or the Merger. The Company shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect thereto, subject to the reasonable prior review of and comment of Parent (unless such comments were provided to the Company or any of its Representatives on a telephone call initiated by the SEC or its staff and it is necessary for the Company to respond to such comments on such telephone call), and the Company shall consider in good faith all comments reasonably proposed by Parent. All filings by the Company with the SEC in connection with the Merger and the Transactions shall be subject to the reasonable prior review and comment by Parent, and the Company shall consider in good faith all comments reasonably proposed by Parent. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the No-Shop Period Start Date or, if there are any Excluded Parties, the Cut-Off Time.
b.If, prior to the receipt of the Company Stockholder Approval, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.
c.If before the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.
d.The Company shall, as soon as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval; provided, however, that the Company shall not be required to mail the Proxy Statement prior to the No-Shop Period Start Date or, if there are any Excluded Parties, the Cut-Off Time. Subject to Section 5.02, (i) the Company shall use its reasonable best efforts to solicit proxies and secure the Company Stockholder Approval, and (ii) except as Parent shall have otherwise consented to in writing in advance, the adoption of this Agreement shall be the only matter (other than procedural matters and matters that are required by the Exchange Act or other applicable Law to be voted on by the Company’s stockholders in connection therewith) which the Company shall propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(d) shall not be affected by (x) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (y) the withdrawal by the Company Board of its approval or recommendation of this Agreement or the Merger. The Company Stockholders Meeting and the record date therefor shall be set in consultation with Parent and shall be reasonably satisfactory to Parent. The Company shall keep Parent updated with respect to proxy solicitation efforts and tallies as reasonably requested by Parent or Merger Sub.
e.Notwithstanding any provision of this Agreement to the contrary, the Company may not recess or postpone the Company Stockholders Meeting, and may not change the record date thereof, except (x) upon Parent’s prior written request or (y) with respect to any recess or postponement, (i) to the extent necessary, in the good faith judgment of the Company Board (following consultation with the Company’s advisors, including legal counsel, and with Parent), (A) to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company a reasonable amount of time in advance of the Company Stockholders Meeting or (B) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholders Meeting or (ii) to the extent required by applicable Law.
SECTION 6.02Access to Information; Confidentiality. The Company shall, and shall cause each Company Subsidiary to, afford to Parent and its Representatives reasonable access during normal business hours during the period before the Effective Time to all their respective properties, facilities, books, records, contracts, commitments, correspondence (in each case, whether in physical or electronic form), officers, employees, agents and other assets and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to the other party all information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company and the Company Subsidiaries. This Section 6.02 shall not require the Company or any Company Subsidiary to permit any access, or to disclose any information, that in the reasonable judgment of such party could reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality, (ii) the loss of attorney-client privilege with respect to such information (provided that such privilege cannot in the Company’s good-faith judgment be reasonably sufficiently protected using a joint defense or other similar agreement) or (iii) a Governmental Entity alleging that providing such information violates antitrust Law; provided that the Company shall use good faith efforts to communicate to Parent the requested information in a way that would not waive any applicable attorney-client privilege or contravene any applicable Law or confidentiality agreement, as applicable. All information exchanged pursuant to this Section 6.02 or pursuant to Section 6.09 shall be subject to the nondisclosure agreement, dated as of August 5, 2019, by and between the Company and Clayton, Dubilier & Rice, LLC (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in this Section 6.02, neither Parent nor any of its Representatives shall conduct, without the prior written consent of the Company, which consent may be withheld in the Company’s sole discretion, any environmental investigation at any Company Property involving any sampling or other intrusive investigation of air, surface water, groundwater, soil, structures or anything else at or in connection with any Company Property. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, Parent shall, and shall cause its Representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures.
SECTION 6.03Reasonable Best Efforts; Notification.
a.Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement; provided that this Section 6.03 shall not be deemed to (x) expand the obligation of any party with respect to any matter that is otherwise expressly provided for in this Agreement, or (y) require any party to waive any right or condition to any of such party’s obligations hereunder. In connection with and without limiting the foregoing, the Company and the Company Board (i) shall take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (ii) shall, if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all actions necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or otherwise act to render such state takeover statute or similar statute or regulation inapplicable to the foregoing. Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this Section 6.03 from taking any action permitted by Section 5.02 (Solicitation; Change of Company Recommendation).
b.The Company and Parent shall make or file, or cause to made or filed, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Merger under any applicable Antitrust Law, and subsequent to such filings, the Company and Parent shall, and shall cause their respective Affiliates to, as promptly as practicable, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities. The Company and Parent shall file, or cause to be filed, the notification and report forms required under the HSR Act no later than ten (10) Business Days after the date of this Agreement, and any filings, notifications or submissions (or drafts thereof, as appropriate) required under any other applicable Antitrust Laws as promptly as practicable, but no later than thirty (30) Business Days, after the date of this Agreement. Each of Parent and the Company shall (i) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Entity under applicable Laws with respect to any such filing, (ii) keep each other apprised of the status of any communications with and any inquiries or requests for additional information from any Governmental Entity, (iii) comply as promptly as practicable with any such inquiry or requests for additional information, (iv) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication to or from any Governmental Entity regarding the Transactions, and provide the other party a reasonable opportunity to review, comment on and discuss in advance, and consider in good faith the views of the other party in connection with, any such filings, submissions and communications, and (v) unless prohibited by applicable Law, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Transactions without the other party (other than telephone calls regarding routine administrative matters), (B) give the other party reasonable prior notice of any such meeting or substantive conversation, and (C) furnish the other party with copies of all filings, submissions and substantive communications to or from any Governmental Entity regarding the Transactions; provided that confidential information pertaining to each party may be withheld or redacted as appropriate (except that such confidential information shall not be withheld or redacted from copies of any filings, submissions, communications or other documents made available by a party to the other parties’ outside counsel); provided, further, that, notwithstanding the foregoing, materials made available to the other parties’ outside counsel may be redacted to remove references concerning the valuation of the Company and the Merger.
c.Without limiting the generality of paragraph (a), Parent shall, and shall cause the Parent Subsidiaries to, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, competition authorities of any other nation or other jurisdiction or any other Governmental Entity or Person may assert under any Law with respect to the Transactions, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity or Person with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent, the Parent Subsidiaries (including the Surviving Corporation) or their Affiliates and (y) otherwise taking or committing to take any actions that after the Effective Time would limit the freedom of Parent, the Parent Subsidiaries (including the Surviving Corporation) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any Judgment in any Proceeding that would otherwise have the effect of preventing the Closing, materially delaying the Closing or delaying the Closing beyond the Outside Date; provided, however, that neither the Company nor any Company Subsidiary shall become subject to, or be required to consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order, unless such requirement, condition, understanding, agreement or order is binding only in the event that the Closing occurs. Except as otherwise permitted under this Agreement, Parent shall not (and shall cause the Parent Subsidiaries and Affiliates not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing. Parent shall cause its Affiliates to comply with the obligations set forth in this Section 6.03 as if such Affiliates were Parent, and any failure by any of its Affiliates to comply with such obligations shall be deemed for all purposes of this Agreement to be a breach of this Agreement by Parent.
d.The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notice (or failure to give any such notice) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.
SECTION 6.04Employee Benefits.
a.From the Effective Time until the first anniversary of the Closing Date (the “Benefit Protection Period”), Parent shall provide or cause the Parent Subsidiaries, including the

Surviving Corporation, to provide to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) (i) base salary and wages at a rate that is no less favorable than the rate of base salary or wages provided to such Company Employee immediately prior to the Effective Time, (ii) short-term incentive opportunity to each Company Employee that is not less favorable than the short-term incentive opportunity provided to such Company Employee immediately prior to the Effective Time, (iii) long-term incentive compensation opportunities to each Company Employee that are comparable in value to the long-term incentive compensation opportunities provided to such Company Employee immediately prior to the Effective Time, which may be provided in the form of equity-based awards, cash-based awards or a combination thereof, as determined by Parent in its sole discretion; (iv) severance benefits to each Company Employee that are no less favorable than the severance benefits provided under the severance plan, policy or agreement in effect for the benefit of such Company Employee immediately prior to the Effective Time and (v) other compensation and employee benefits (including paid-time off) to each Company Employee that are substantially comparable, in the aggregate, to the other compensation and employee benefits provided to such Company Employee immediately prior to the Effective Time.
b.Without limiting the generality of Section 6.04(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, severance, retention and termination Contracts (including any change-in-control or severance Contract between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their respective terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event) and, for the duration of the Benefit Protection Period, or such longer period of time as required under the terms of the applicable Contract, shall do so without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as adopted in accordance with the terms of such Contract, including the receipt of any required consents. Parent shall, or shall cause the Parent Subsidiaries (including the Surviving Corporation) to, assume, honor and continue each short-term cash incentive or short-term bonus program covering a Company Employee as of the Effective Time for the applicable performance period that includes the Closing Date, and pay the Company Employees such cash incentives or bonuses for the applicable performance measurement period that includes the Closing Date in accordance with such programs.
c.For purposes of determining eligibility to participate, level of benefits, vesting and benefit accruals under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation, including any vacation, paid time off and severance plans, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary prior to the Effective Time shall be treated as service with Parent and its Subsidiaries, including the Surviving Corporation to the same extent such Company Employee was entitled, prior to the Effective Time, to credit for such service under a similar Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation.
d.Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the plan year in which the Effective Time occurs for purposes of satisfying such plan year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.
e.Parent shall, and shall cause its relevant Affiliates to, on a timely basis, provide the Company or a Company Subsidiary with such information as the Company or a Company Subsidiary may reasonably request as is necessary to comply with applicable Law (whether statutory or pursuant to any written agreement with, or the constitution of, any works council or other employee body) requiring it or them to consult with employees of the Company or a Company Subsidiary, a relevant trade union, a relevant works council or any other employee representatives in relation to the Transactions, and the Company shall comply with all such Laws and obligations and use its reasonable best efforts to complete such consultations as soon as reasonably practicable after the date hereof. The Company shall keep Parent reasonably informed about all material steps in the notification and/or consultation processes in the jurisdictions concerned and shall provide Parent with any written communications to be delivered in connection therewith reasonably advance and consider in good faith any comments Parent has in respect of such communications. Reasonably in advance of any meeting between the Company, a Company Subsidiary or its representatives and a trade union, a works council or any other employee representative, the Company shall invite a representative of Parent to attend such meeting. All notifications and consultations pursuant to this Section 6.04(e) shall be made in accordance with the requirements of applicable Laws. In connection with these consultations and notifications, the Company shall not, and shall cause the applicable Company Subsidiaries not to, make or accept any commitments, obligations or undertakings which could materially affect or prejudice the financial, legal or other position of Parent without the prior written consent of Parent.
f.Notwithstanding the foregoing, nothing contained herein shall (i) be treated as the establishment of, an amendment of, or undertaking to establish or amend, any Company Benefit Plan or any other compensation benefit plan, program, policy, agreement or arrangement, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third Person any right to enforce the provisions of this Section 6.04, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to maintain any particular benefit plan program, policy, agreement or arrangement or (iv) prohibit Parent, the Surviving Corporation or any of their Affiliates from terminating or modifying the employment or engagement of any particular Company Employee or other individual service provider.
g.The Company will provide to Parent by no later than the date that is twenty (20) days following the date hereof an analysis demonstrating a reasonable estimate of the amounts, if any, that could be received (whether in cash, property or the vesting of property) by a “disqualified individual” from the Company or any of its Affiliates (other than such amounts resulting from acts, omissions or the direction of the Parent or any of its Affiliates) that could reasonably be expected to be characterized as an “excess parachute payment” (as such terms are defined for purposes of Section 280G of the Code). The Company will provide an updated version of such analysis not later than ten (10) days prior to the anticipated Closing Date.
SECTION 6.05Indemnification.
a.After the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor all the Company’s obligations to exculpate or indemnify, defend and hold harmless (including advancing funds for expenses), to the fullest extent permitted by Law, the current and former directors and officers of the Company and the Company Subsidiaries and any employee of the Company or any of the Company Subsidiaries who acts as a fiduciary under any Company Benefit Plan for acts or omissions by such persons occurring at or before the Effective Time (including acts or omissions relating to this Agreement and the Transactions), and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company By-laws and any individual indemnity agreements or other applicable documents from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such persons arising from, relating to, or otherwise in respect of, such acts or omissions. After the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of (i) the Surviving Corporation’s certificate of incorporation as in effect immediately after the Effective Time (the form of which is attached hereto as Exhibit A), (ii) the Company By-laws and any Company Subsidiary’s certificates of incorporation and by-laws or similar organizational documents as in effect immediately prior to the Effective Time and (iii) any indemnification agreements of the Company or the Company Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and in each case of clauses (i), (ii) and (iii) shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of the Company Subsidiaries.
b.For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries (the “D&O Insurance”) (provided, however, that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less advantageous) with respect to claims arising from, relating to or otherwise in respect of facts or events that occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed $2,200,000 (such amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. At the Company’s option, the Company may, in lieu of maintaining the D&O Insurance, purchase, prior to the Effective Time, a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the D&O Insurance with respect to facts or events that occurred at or before the Effective Time, including the Transactions. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect for its full term and cause the Surviving Corporation to honor all obligations thereunder.
c.If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Corporation shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 6.05.
SECTION 6.06Fees and Expenses.
a.Except as provided herein, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that all fees and expenses incurred in connection with filing, printing and mailing the Proxy Statement and all fees and expenses incurred in connection with obtaining any of the Required Antitrust Filings or obtaining any other consents or approvals from third parties necessary for Closing shall be borne 50% by Parent and 50% by the Company.
b.The Company shall pay to Parent a nonrefundable fee of $90,000,000 (the “Company Termination Fee”) if: (i) the Company terminates this Agreement pursuant to Section 8.01(f); (ii) (A) any Person makes a Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “20%” shall be replaced by “50%”) (a “Qualifying Transaction”) and thereafter Parent terminates this Agreement pursuant to Section 8.01(c) or the Company terminates this Agreement pursuant to Section 8.01(b)(i) at a time when Parent had the right to terminate this Agreement pursuant to Section 8.01(c) and (B) within twelve (12) months of such termination the Company consummates, or enters into a definitive agreement to consummate and subsequently consummates, a Qualifying Transaction; (iii) Parent terminates this Agreement pursuant to Section 8.01(d); (iv) the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) at a time at which Parent had the right to terminate this Agreement pursuant to Section 8.01(d); or (v) (A) any Person makes a Company Takeover Proposal for a Qualifying Transaction that was publicly disclosed before the Company Stockholders Meeting but not publicly withdrawn by the date of the Company Stockholders Meeting and thereafter this Agreement is terminated pursuant to Section 8.01(b)(iii) and (B) within twelve (12) months of such termination the Company consummates, or enters into a definitive agreement to consummate and subsequently consummates, a Qualifying Transaction; provided, however, that in the event the Company terminates this Agreement pursuant to Section 8.01(f) or Parent terminates this Agreement pursuant to Section 8.01(d)(i), in each case either (A) prior to the No-Shop Period Start Date in connection with the Company’s receipt of a Superior Company Proposal, Company Takeover Proposal or Qualifying Transaction (as applicable) or (B) before midnight New York City time on the tenth (10th) day after the No-Shop Period Start Date (the “Cut-Off Time”) in connection with a Superior Company Proposal from an Excluded Party, the Company Termination Fee shall instead be an amount equal to $45,000,000. The Company Termination Fee shall be paid by wire transfer to an account to be specified by Parent of same-day funds on the date of termination pursuant to clause (i) above, within two (2) Business Days after termination pursuant to clause (iii) or (iv) above, or on the date of the consummation of such transaction in the case of termination pursuant to clause (ii) or (v) above. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
c.If the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(iii), the Company shall pay to Parent, by wire transfer to the account specified in Schedule 6.06(b) of same-day funds within two (2) Business Days after such termination, an amount equal to that required to reimburse Parent, Merger Sub and their respective Affiliates for all reasonable out-of-pocket fees and expenses incurred in connection with this Agreement and the Transactions (the “Parent Expenses”), it being understood that in no event shall payment for the Parent Expenses under this Section 6.06(c) exceed $25,000,000; provided that in the event that the Company Termination Fee shall subsequently become payable pursuant to clause (iv) of this Section 6.06(c), any amount previously paid by the Company in respect of the Parent Expenses shall be credited against the amount of the Company Termination Fee.
d.Parent shall pay the Company a nonrefundable fee of $190,000,000 (the “Reverse Termination Fee”) in the event that this Agreement is terminated (i) by the Company pursuant to Section 8.01(e) or Section 8.01(g) or (ii) by the Company or Parent pursuant to Section 8.01(b)(i) at a time at which the Company had the right to terminate this Agreement pursuant to Section 8.01(e) or Section 8.01(g). Any fee due under this Section 6.06(d) shall be paid by wire transfer to the account specified in Schedule 6.06(d) of same-day funds within two (2) Business Days after termination as contemplated in the foregoing sentence. In no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion.
e.If the Company fails to promptly pay the Company Termination Fee or the Parent Expenses when due pursuant to Section 6.06(b) or Section 6.06(c) or Parent fails to promptly pay the Reverse Termination Fee when due pursuant to Section 6.06(d), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a final and non-appealable judgment against the Company for the amount due pursuant to Section 6.06(b) or Section 6.06(c) or a final and non-appealable judgment against Parent for the amount set forth in Section 6.06(d), the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime lending rate prevailing during such period as published in The Wall Street Journal, Eastern Edition, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment (any such amount, the “Termination Expenses and Interest”). Any amount payable pursuant to this Section 6.06(e) shall be paid by the applicable party by wire transfer of same-day funds prior to or on the date such payment is required to be made pursuant to such final and non-appealable judgment.
f.The parties agree that the agreements contained in this Section 6.06 are an integral part hereof and that the Company Termination Fee, the Reverse Termination Fee, the Parent Expenses and the Termination Expenses and Interest constitute liquidated damages and not a penalty.
SECTION 6.07Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, and shall use reasonable best efforts to agree on, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement without the prior written consent of the other party (which shall not be unreasonably withheld, delayed or conditioned), except to the extent required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange; provided that the foregoing shall not restrict disclosures of information by or on behalf of any party hereto or its respective Affiliates or successors, on the one hand, to their respective direct and indirect potential investors, Affiliates, financing sources, counsel, accountants, consultants and others, on the other hand (so long as, in the case of any such disclosures by or on behalf of Parent or any of its respective Affiliates or successors, such disclosure has a valid business purpose and is effected in a manner consistent with customary private equity practices).
SECTION 6.08Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) arising as a result of the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.
SECTION 6.09Financing.
a.Prior to the Closing, Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or desirable to arrange and consummate the Financing on terms and conditions no less favorable to Parent and Merger Sub than those described in or contemplated by the Commitment Letters and the Fee Letter (including any “market flex” provisions that are contained in the Fee Letter), including using reasonable best efforts to (i) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions applicable to Parent or Merger Sub set forth in the Commitment Letters and the Fee Letter (including definitive agreements related thereto) that are within its control, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing, (ii) maintain in effect the Commitment Letters (subject to Parent’s right to amend, modify, supplement, restate, assign, substitute or replace the Commitment Letters in accordance herewith), comply with its obligations pursuant to the Commitment Letters, diligently enforce their rights under the Commitment Letters and, with respect to the Debt Commitment Letter, negotiate and enter into definitive agreements with respect thereto on terms and conditions no less favorable to Parent and Merger Sub than those described in or contemplated in the Debt Commitment Letter and the Fee Letter (including any “market flex” provisions contained in the Fee Letter), (iii) consummate the Financing at or prior to the Closing, (iv) ensure the participation by a Representative of Parent and Merger Sub in, and assistance by Representatives of Parent and Merger Sub with, the preparation of rating agency presentations, meetings with ratings agencies and meetings with prospective lenders and (v) comply with Merger Sub’s obligations under the Debt Commitment Letter and the Fee Letter. If funds in the amounts and on the terms set forth in a Debt Commitment Letter become unavailable to Parent or Merger Sub on the terms and conditions (including any “market flex” provisions contained in the Fee Letter) contemplated in the Debt

Commitment Letter and the Fee Letter (other than as a result of the Company’s breach of this Agreement, or if the Company’s failure to perform would be the sole cause of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied), Parent and Merger Sub shall promptly notify the Company of such fact and shall use their reasonable best efforts to obtain as promptly as practicable alternative debt financing (the “Alternative Financing”) in amounts, when added with the Equity Financing, sufficient to consummate the Transactions, including, for the avoidance of doubt, payment of the Required Amount and that would not (i) include any conditions precedent to the Debt Financing that are not contained in the Debt Commitment Letter and the Fee Letter that would reasonably be expected to (1) make the funding of the Debt Financing (or the satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (2) materially delay or prevent the Closing and (ii) otherwise reasonably be expected to materially delay or prevent the Closing; provided that Parent and Merger Sub shall not be required to accept any Alternative Financing having terms and conditions (including “market flex” provisions) less favorable to Parent and Merger Sub than those in the Debt Commitment Letter and the Fee Letter; provided, further, that if Parent and Merger Sub proceed with such Alternative Financing, Parent and Merger Sub shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Section 6.09(a) with respect to the Financing, and all references in this Agreement to the “Debt Financing”, “Financing”, “Debt Commitment Letter”, “Fee Letter” and “Commitment Letters” (and other like terms in this Agreement) shall be deemed to also include such Alternative Financing, as applicable. In the event all conditions applicable to the Commitment Letters have been satisfied or waived, Parent shall cause the Fund to fund the Equity Financing and shall use its reasonable best efforts to cause the Persons providing the Debt Financing to fund such Debt Financing required to consummate the Transactions on the Closing Date.
b.Upon written request of the Company, Parent shall keep the Company apprised (as promptly as possible, and in any event within forty-eight (48) hours) of material developments relating to the Financing. Parent shall give the Company prompt written notice of any material adverse change with respect to the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice and, in any event, within forty-eight (48) hours, (i) of any breach, default, termination or repudiation by any party to any of the Commitment Letters or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware, (ii) of the receipt of (A) any written notice or (B) other written communication, in each case from any Lender Related Party with respect to any (1) actual breach, default, termination or repudiation by any party to any of the Commitment Letters or definitive agreements related to the Financing of any provisions of the Commitment Letters or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware or (2) material dispute or disagreement between or among any parties to the Commitment Letters or definitive agreements of which Parent becomes aware related to the Financing with respect to the obligation to fund any of the Financing or the amount of the Financing to be funded at the Closing and (iii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letters or definitive agreements related to the Financing such that it would not have amounts sufficient to consummate the Merger and the other Transactions, including payment of the Required Amount. As soon as reasonably practicable, but in any event within forty-eight (48) hours of the date that the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Parent shall not replace, amend, supplement, modify or waive the Debt Commitment Letter or any provision of any fee letter relating to the Debt Commitment Letter (it being understood that the existence or exercise of “market flex” provisions contained in the Fee Letter shall not constitute a replacement, amendment, supplement, modification or waiver of the Debt Commitment Letter), without the Company’s prior written consent (such consent not to be unreasonably withheld, or conditioned or delayed) if such replacement, amendment, supplement, modification or waiver (x) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fees) such that Parent would not have amounts sufficient to consummate the Merger and the other Transactions, including payment of the Required Amount, (y) amends the conditions precedent to the Debt Financing in a manner that adds additional conditions precedent to the Debt Financing, or otherwise expands, amends or modifies any of the conditions precedent to the availability of the Debt Financing, in each case, in a manner that would reasonably be expected to (1) make the funding of the Debt Financing (or the satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (2) materially delay or prevent the Closing or (z) adversely impacts the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter (as it may be replaced, amended, supplemented, modified or waived in accordance with this Section 6.09); provided that Parent and Merger Sub may replace, amend, supplement or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) that have not executed the Debt Commitment Letter as of the date of this Agreement (it being understood that the aggregate commitments of the lenders party to the Debt Commitment Letter prior to such amendment, supplement or modification may be reduced in the amount of such additional party’s commitments) (provided that, except as provided for in the Debt Commitment Letter with respect to Additional Committing Lenders (as defined in the Debt Commitment Letter), no such addition shall relieve the original Committed Lenders of their obligations under the Debt Commitment Letter prior to the funding of the Debt Financing). Parent shall promptly provide to the Company true and complete copies of any commitment letter and fee letter (which, in the case of a fee letter, may redact Permissible Redacted Terms) associated with a replacement Debt Financing or Alternative Financing as well as any amendment, supplement, modification or waiver of any Debt Commitment Letter or any related fee letter (which, in the case of a fee letter, may redact Permissible Redacted Terms), that is permitted hereunder.
c.Parent shall not replace, amend, supplement, modify or waive or agree to replace, amend, supplement, modify or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall promptly (and in any event within one (1) Business Day) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter or (ii) any refusal by the Fund to provide the full financing contemplated by the Equity Commitment Letter.
d.Prior to the Closing, the Company shall use its reasonable best efforts to provide, and to cause the Company Subsidiaries and its and their respective Representatives to use their reasonable best efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole cost and expense (subject to the expense reimbursement provision in the last sentence of this Section 6.09(d)), such cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Debt Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing, including by:
i.assisting in preparation for and participating (including causing the Company’s and Company Subsidiaries’ management teams, with appropriate seniority and expertise to participate) in a reasonable number of investor and lender meetings (including a reasonable and limited number of customary one on one meetings and calls that are requested in advance with or by the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Debt Financing), lender due diligence presentations, drafting sessions, road shows and presentations, including sessions with rating agencies in connection with the Debt Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing at reasonable times and locations mutually agreed, and assisting Parent in obtaining ratings in connection with the Debt Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing;
ii.assisting Parent, Merger Sub and the Lender Related Parties with the preparation by Parent, Merger Sub and the Lender Related Parties of materials for rating agency presentations, lender presentations, high yield road show presentations and offering memoranda, bridge teasers, private placement memoranda, bank information memoranda and similar marketing documents required in connection with the Debt Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing; provided that (i) the Company’s obligation to provide information for such materials shall be limited to information about the Company and the Company Subsidiaries and (ii) Parent and Merger Sub shall be solely responsible for, the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (collectively, the “Debt Marketing Materials”), including (A) furnishing business and financial projections with respect to the Company on a consolidated basis reasonably requested by Parent or Merger Sub and (B) furnishing records, data or other information with respect to the Company and the Company Subsidiaries necessary to support any statistical information or claims relating to the Company and the Company Subsidiaries appearing in the Debt Marketing Materials;
iii.executing and delivering as of (but not prior to) the Closing any pledge and security documents, other definitive financing documents for the Debt Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing, or other certificates or documents and back up therefor and for legal opinions as may be reasonably requested by Parent (including (x) solely to the extent such Person has been appointed as chief financial officer or treasurer (or other comparable officer) of the Borrower (as defined in the Debt Commitment Letter) on the Closing Date, executing and delivering a certificate of the chief financial officer or treasurer (or other comparable officer) of the Borrower substantially in the form attached as Annex I to Exhibit E to the Debt Commitment Letter certifying the solvency, after giving effect to the Transactions, of the Borrower and its subsidiaries on a consolidated basis and (y) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by Section 6.12)) and otherwise reasonably facilitating the granting of guarantees and the pledging of collateral; provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing (in the case of each of the foregoing clauses (A) and (B), other than the execution of (1) the authorization letters set forth in Section 6.09(d)(vi) below, (2) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in Section 6.09(d)(ix) below, (3) the prepayment, termination or redemption notices set forth in Section 6.09(d)(v) below, (4) a customary solicitation agent agreement in connection with any consent solicitation or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (5) a customary dealer manager agreement in connection with any tender offer, exchange offer or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (6) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by Section 6.12, (7) customary ancillary agreements and closing deliverables for any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge or defeasance in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (8) any approvals or authorizations by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12 and (9) any documentation reasonably requested by the trustee under the 2023 Indenture or the 2025 Indenture in connection with any designation of restricted subsidiaries set forth in Section 6.12) and (C) except to the extent subject to the expense reimbursement provision in the last sentence of this Section 6.09(d), no liability shall be imposed on the Company or any Company Subsidiary or any of their respective officers or employees involved prior to the Closing Date;
iv.providing Parent and the Lender Related Parties promptly, and in any event no later than three (3) Business Days prior to the Closing Date, with all documentation and other information about the Company and the Company Subsidiaries as is reasonably required and which any lender, provider or arranger of any Debt Financing or trustee for any customary high-yield non-convertible bonds issued in lieu of all or any portion of the Debt Financing has reasonably requested at least ten (10) Business Days prior to the Closing Date in connection with such Debt Financing or any customary high-yield non-convertible bonds issued in lieu of all or any portion of the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the CDD Rule;
v.delivering notices of prepayment, termination or redemption within the time periods required by the relevant agreements governing all indebtedness contemplated by the Debt Commitment Letter to be repaid, satisfied and discharged on the Closing Date (including the Existing Credit Facilities) (excluding, for the avoidance of doubt, the 2021 Notes, the 2023 Notes and the 2025 Notes, which are subject to Section 6.12, and the Debt Financing) (it being understood and agreed that any such prepayment, termination or redemption will be contingent upon the Closing occurring and no actions will be required that obligate the Company or any Company Subsidiary to complete such prepayment, termination or redemption prior to the Closing);
vi.executing and delivering customary authorization letters to the Lender Related Parties contemplated by the Debt Commitment Letter authorizing the distribution of information relating to the Company and the Company Subsidiaries to prospective lenders or investors (including customary 10b-5 and material non-public information representations relating to the Company and the Company Subsidiaries);
vii.furnishing Parent, Merger Sub and the Lender Related Parties, as promptly as practicable, with the Required Information; provided that no such Required Information constituting material non-public information may be publicly disclosed until filed by the Company with the SEC or otherwise publicly disclosed by the Company; provided, further, that at the reasonable request of Parent, and if reasonably consented to by the Company acting in good faith, the Company shall disclose certain material non-public information (by (x) filing a Form 8-K with the SEC and (y) posting such information on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means) identified by Parent relating to the Company or any Company Subsidiary for purposes of permitting such information to be included in the Debt Marketing Materials to be provided to potential investors who do not wish to receive material non-public information with respect to the Company and the Company Subsidiaries, Parent or any of their respective securities;
viii.using reasonable best efforts to cooperate with Parent and Merger Sub and their respective efforts to obtain customary corporate and facilities ratings (but no specific rating) and any consents, landlord waivers and estoppels and non-disturbance agreements as reasonably requested by Parent;
ix.causing Ernst & Young LLP (or any successor auditor) (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in the Required Information) to furnish to Parent, Merger Sub and the Lender Related Parties, consistent with customary practice, (1) consents for use of their audit reports in any materials relating to the Debt Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing and (2) customary comfort letters (including “negative assurance” comfort) with respect to financial information relating to the Company, together with drafts of such comfort letters, that such independent auditors (or any successor auditor) are prepared to deliver upon “pricing” and “closing” of any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing, and causing such independent auditors (or any successor auditor) to deliver such comfort letters upon the “pricing” and “closing” of any such high-yield bonds, in each case, as reasonably requested by Parent and its Lender Related Parties;
x.cooperating with the Lender Related Parties in their efforts to benefit from the existing lending relationships of the Company and the Company Subsidiaries;
xi.using reasonable best efforts to cooperate with Parent and Merger Sub to satisfy the conditions precedent set forth in the Debt Commitment Letter to the extent the satisfaction of such conditions require the cooperation of, and is within the control of the Company and the Company Subsidiaries;
xii.taking all actions reasonably necessary to (A) permit the Lender Related Parties to evaluate the Company and the Company Subsidiaries’ current assets, properties, rights, inventory, cash management and accounting systems, and policies and procedures relating thereto (including cooperating in and facilitating field examinations, collateral audits, asset appraisals and surveys), in each case in connection with their customary pre-closing due diligence or for the purpose of establishing collateral arrangements to the extent customary and reasonable and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing (provided that such agreements and arrangements will only be effective upon the Closing);
xiii.using reasonable best efforts to furnish Parent, Merger Sub and the Lender Related Parties all existing field examinations, collateral audits and asset appraisals and surveys of the Company and the Company Subsidiaries performed in the two (2) years prior to the date of this Agreement; and
xiv.furnishing the “borrowing base certificate” required to be delivered pursuant to clause (c) of the paragraph titled “Conditions Precedent to Initial Extensions of Credit” in Exhibit C to the Debt Commitment Letter.
Notwithstanding anything to the contrary herein, all such requested cooperation provided in accordance with this Section 6.09 shall not unreasonably interfere with the normal business or operations of the Company and the Company Subsidiaries and in no event shall the Company or any Company Subsidiary be required to (I) bear any expense, pay any commitment or other fee, enter into any definitive agreement, incur any actual or potential liability, make any other payment, be an issuer or other obligor with respect to the Debt Financing or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time or otherwise not subject to the expense reimbursement provision in the last sentence of this Section 6.09(d) or (II) take any action that could reasonably be expected to result in any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement. In addition, nothing in this Section 6.09 shall require (v) any action that would (1) conflict with or violate the Company Charter, the Company By-laws or any Law or (2) result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Company Contract to which the Company or the Company Subsidiaries is a party, (w) any employee, officer or director of the Company or any Company Subsidiary incurring any personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Debt Financing, (x) the Company or any Company Subsidiary to provide (and Parent shall be responsible for) (1) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (other than the information to be provided by the Company pursuant to clause (B) of the definition of “Required Information”), (2) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to any component of the Debt Financing, (4) subsidiary financial statements or other information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X or Item 402 of Regulation S-K or (5) any financial information in a form not customarily prepared by the Company with respect to such period or any financial information with respect to a year, month or fiscal period that has not yet ended or has ended less than forty (40) days prior to the date of such request, except of the type and as would customarily be necessary in connection with private placements of debt securities under Rule 144A of the Securities Act or in private-side marketing or syndication materials for asset-based revolving credit facilities, (y) the Company, any Company Subsidiary or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Debt Financing or any documentation related thereto prior to the Effective Time (other than any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12) or (z) the Company, any Company Subsidiary or their counsel to provide any legal opinion in connection with the Debt Financing. For the avoidance of doubt, none of the Company or any Company Subsidiary or their respective officers, directors (with respect to any Company Subsidiary) or employees shall be required to execute or enter into or perform any agreement with respect to the Financing contemplated by the Debt Commitment Letter or the Equity Commitment Letter that is not contingent upon the Closing or that would be effective prior to the Closing (other than the execution of (1) the authorization letters set forth in Section 6.09(d)(vi), (2) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in Section 6.09(d)(ix), (3) the prepayment, termination or redemption notices set forth in Section 6.09(d)(v), (4) a customary solicitation agent agreement or change of control tender offer in connection with any consent solicitation in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (5) a customary dealer manager agreement in connection with any tender offer, exchange offer or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (6) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by Section 6.12, (7) customary ancillary agreements and closing deliverables for any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge or defeasance in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (8) any approvals or authorizations by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12 and (9) any documentation reasonably requested by the trustee under the 2023 Indenture or the 2025 Indenture in connection with any designation of restricted subsidiaries set forth in Section 6.12) and no directors of the Company that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Financing (other than any approval or authorization by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12). Parent (I) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses (including (A) reasonable attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any Company Subsidiaries or their respective Representatives in connection with the cooperation of the Company and the Company Subsidiaries and Representatives contemplated by this Section 6.09, Section 6.11 and Section 6.12 and (II) shall indemnify, defend and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all damages or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and the matters contemplated by Section 6.11 and Section 6.12 (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this

Section 6.09, Section 6.11 and Section 6.12) and any information used in connection therewith, in each case other than to the extent any of the foregoing arises from (1) the bad faith, gross negligence or willful misconduct of, or Willful Breach of this Agreement by, the Company or any Company Subsidiary or, in each case, their respective Affiliates and Representatives or (2) historical information provided in writing by the Company or any Company Subsidiary specifically for use in connection with the Financing containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
e.The Company hereby consents to the use of its and the Company Subsidiaries’ logos, names and trademarks in connection with the Debt Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos, names and trademarks are used solely in a manner that is not intended, and is not reasonably likely, to harm or disparage the Company, the Company Subsidiaries or their respective reputation or goodwill and will comply with the Company and the Company Subsidiaries’ usage requirements to the extent made available to Parent prior to the date of this Agreement.
f.The Company and each Company Subsidiary shall not cause or permit any “default” or “Event of Default” (as such terms are defined in each respective Outstanding Indenture) to exist immediately prior to the Closing on the Closing Date under either of the Outstanding Indentures.
g.Parent hereby acknowledges and agrees that obtaining the Financing or any Alternative Financing is not a condition to Parent and Merger Sub’s obligations under this Agreement and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any Alternative Financing until such time as this Agreement is terminated in accordance with its terms.
h.Parent acknowledges and agrees that, except as otherwise expressly provided in this Section 6.09, Section 6.11 and Section 6.12, the Company, its Affiliates and their Representatives have no responsibility for any financing that Parent may raise in connection with the Transactions.
SECTION 6.10Stockholder Litigation
. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall control the defense of, and the Company shall promptly notify Parent and keep Parent reasonably informed on a current basis with respect to any material developments regarding, any Proceeding brought by stockholders of the Company against the Company or its directors or officers arising out of or relating to the Merger or a breach of this Agreement or any other agreements contemplated hereby; provided, however, that the Company shall give Parent the reasonable right to review and comment on all material filings or responses to be made by the Company in connection with any such Proceeding, and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and shall not settle any such Proceeding without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).
SECTION 6.11Repayment of Existing Credit Facilities. At the request of Parent, the Company shall use its reasonable best efforts to arrange for delivery of customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing (drafts of which will be provided at least three (3) Business Days prior to the Closing Date), which shall be in form and substance reasonably satisfactory to Parent, providing for the payoff, discharge and termination in full on the Closing Date of all indebtedness and commitments with respect thereto for the Existing Credit Facilities, and the release of any Liens and termination of all guarantees supporting such indebtedness and commitments substantially contemporaneously with the Closing on the Closing Date (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or the Company’s Subsidiaries to complete such prepayment prior to the occurrence of the Closing).

SECTION 6.12Company Indentures.
a.Between the date of this Agreement and the Closing Date, the Company shall, and shall cause the Company Subsidiaries (including Anixter Opco) and its and their respective Representatives (including legal and accounting representatives) to, with respect to the 2021 Notes and the 2021 Indenture:
i.if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a tender offer as specified by Parent, with respect to any and all of the outstanding 2021 Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (the “2021 Notes Tender Offer”); provided that (x) Parent shall be responsible for preparation of the 2021 Notes Tender Offer Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such 2021 Notes Tender Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2021 Notes Tender Offer Documents”) and the material terms and conditions of the 2021 Notes Tender Offer. The terms and conditions specified by Parent for the 2021 Notes Tender Offer shall be in compliance with the 2021 Indenture and any applicable Laws. The closing of a 2021 Notes Tender Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and in accordance with the terms of the 2021 Notes Tender Offer, the Company shall use its reasonable best efforts to cause Anixter Opco to accept for purchase, and purchase, the 2021 Notes validly tendered and not validly withdrawn in the 2021 Notes Tender Offer (provided that the proposed amendments to the 2021 Indenture set forth in any 2021 Notes Tender Offer Document may not become operative unless and until the Closing has occurred). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2021 Notes Tender Offer, including appointing a dealer manager, information agent and tender agent, each as selected by Parent. The 2021 Notes Tender Offer shall comply in all material respects with the requirements of Rule 14e-1 promulgated under the Exchange Act (“Rule 14e-1”), the Trust Indenture Act of 1939, as amended (the “TIA”), if applicable, and any other applicable Law, it being understood that Anixter Opco shall not be required to take any action that does not comply with Rule 14e-1, the TIA, if applicable, or other applicable Law. The Company shall cause Anixter Opco to waive any of the conditions to a 2021 Notes Tender Offer as may be reasonably requested by Parent (other than the condition that a 2021 Notes Tender Offer is conditioned on the Closing occurring), so long as such waivers would not cause a 2021 Notes Tender Offer to violate the Exchange Act, the TIA or any other applicable Law, and to not, without the prior written consent of Parent, waive any condition to a 2021 Notes Tender Offer or make any material change, amendment or modification to the terms and conditions of a 2021 Notes Tender Offer (including any extension thereof) other than as directed by Parent. If all of the 2021 Notes then outstanding are validly tendered and not validly withdrawn in the 2021 Notes Tender Offer, the Company shall use its reasonable best efforts to cause Anixter Opco to cause the delivery, taking or making of all required documents, actions or payments (other than the deposit of funds, if any, in accordance with clause (iii) below) under the 2021 Indenture to effect the satisfaction and discharge or defeasance of the 2021 Indenture pursuant to the requisite provisions of the 2021 Indenture; and/or
ii.if requested by Parent, use its reasonable best efforts to cause Anixter Opco to (x) deliver, or use its reasonable best efforts to cause the trustee under the 2021 Indenture to deliver, a notice of optional redemption on the Closing Date (contingent upon the occurrence of the Closing) (the “2021 Redemption Notice”) for all of the outstanding aggregate principal amount of the 2021 Notes, pursuant to the requisite provisions of the 2021 Indenture and (y) use its reasonable best efforts to cause the delivery, taking or making of all required documents, actions or payments (other than the deposit of funds in accordance with clause (iii) below) under the 2021 Indenture to effect the satisfaction and discharge or defeasance of the 2021 Indenture pursuant to the requisite provisions of the 2021 Indenture. The Company shall (1) provide Parent with a reasonable opportunity to review and comment on drafts of the definitive documentation for any such redemption of the 2021 Notes and will give reasonable consideration to the comments, if any, raised by Parent and (2) use its reasonable best efforts to cause Anixter Opco to timely provide the trustee under the 2021 Indenture with such officers’ certificates and other documentation or take such actions required by the 2021 Indenture or reasonably requested by the trustee under the 2021 Indenture in connection therewith; and
iii.on the Closing Date, as promptly as practicable after the Merger is consummated, Parent and the Surviving Corporation shall deposit or cause to be deposited funds with the trustee under the 2021 Indenture as required pursuant to the terms of the 2021 Indenture and (if applicable) the 2021 Redemption Notice sufficient to effect the satisfaction and discharge or defeasance of the 2021 Indenture. The Company shall use its reasonable best efforts to deliver to Parent at least three (3) Business Days prior to the Closing Date a schedule setting forth the amount required to be deposited with the trustee under the 2021 Indenture on the Closing Date sufficient to effect the satisfaction and discharge or defeasance of the 2021 Indenture, together with wire transfer instructions. The Company shall (1) provide Parent with a reasonable opportunity to review and comment on drafts of the definitive documentation for any such satisfaction and discharge or defeasance of the 2021 Notes and 2021 Indenture at the Closing, and will give reasonable consideration to the comments, if any, raised by Parent, and (2) use its reasonable best efforts to cause Anixter Opco to timely provide the trustee under the 2021 Indenture with such officers’ certificates and other documentation or take such actions required by the 2021 Indenture or reasonably requested by the trustee under the 2021 Indenture in connection therewith. For the avoidance of doubt, the Company shall use its reasonable best efforts to obtain a trustee’s acknowledgement of satisfaction and discharge or defeasance of the 2021 Indenture, in a form and substance reasonably satisfactory to Parent, and executed by the trustee under the 2021 Indenture;
b.Between the date of this Agreement and the Closing Date, the Company shall, and shall cause the Company Subsidiaries (including Anixter Opco) and its and their respective Representatives (including legal and accounting representatives) to, with respect to the 2023 Notes and the 2023 Indenture:
i.if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a consent solicitation with respect to the 2023 Notes to seek to obtain the requisite consents from holders of the 2023 Notes needed to amend, eliminate or waive certain sections of the 2023 Indenture specified by Parent (a “2023 Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent; provided that (x) Parent shall be responsible for preparation of the 2023 Notes Consent Solicitation Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such 2023 Notes Consent Solicitation and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2023 Notes Consent Solicitation Documents”). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2023 Notes Consent Solicitation, including appointing a solicitation agent selected by Parent. The Company shall cause Anixter Opco to waive any of the conditions to the 2023 Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause the 2023 Notes Consent Solicitation to violate applicable Law, and to not, without the prior written consent of Parent, waive any condition to the 2023 Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any 2023 Notes Consent Solicitation other than as directed by Parent. Promptly following the expiration of a 2023 Notes Consent Solicitation, assuming the requisite consent from the holders of the 2023 Notes (including from Persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company shall use its reasonable best efforts to cause Anixter Opco to cause an appropriate supplemental indenture (the “2023 Notes Supplemental Indenture”) to become effective providing for the amendments of the 2023 Indenture contemplated in the 2023 Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that a 2023 Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing. The form and substance of the 2023 Notes Supplemental Indenture shall be reasonably satisfactory to Parent;
ii.if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a tender offer and/or an exchange offer as specified by Parent, with respect to all of the outstanding 2023 Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (the “2023 Notes Offer”); provided that (i) Parent shall be responsible for preparation of the 2023 Notes Offer Documents (as defined below) and (ii) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such 2023 Notes Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2023 Notes Offer Documents”) and the material terms and conditions of the 2023 Notes Offer. The terms and conditions specified by Parent for the 2023 Notes Offer shall be in compliance with the 2023 Indenture and any applicable Laws. The closing of a 2023 Notes Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and, in accordance with the terms of the 2023 Notes Offer, the Company shall use its reasonable best efforts to cause Anixter Opco to accept for purchase, and purchase, the 2023 Notes validly tendered and not validly withdrawn in the 2023 Notes Offer (provided that the proposed amendments to the 2023 Indenture set forth in any 2023 Notes Offer Document may not become effective unless and until the Closing has occurred). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2023 Notes Offer, including appointing a dealer manager selected by Parent. Any 2023 Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, including, as applicable, Rule 14e-1 and the TIA, any other applicable Law, it being understood that Anixter Opco shall not be required to take any action that does not comply with such applicable Law. As applicable, the Company shall cause Anixter Opco to waive any of the conditions to a 2023 Notes Offer as may be reasonably requested by Parent (other than the condition that a 2023 Notes Offer is conditioned on the Closing occurring), so long as such waivers would not cause a 2023 Notes Offer to violate the Securities Act, the Exchange Act, the TIA or any other applicable Law, and to not, without the prior written consent of Parent, waive any condition to a 2023 Notes Offer or make any material change, amendment or modification to the terms and conditions of a 2023 Notes Offer (including any extension thereof) other than as directed by Parent;
iii.if requested by Parent, use reasonable best efforts to cause Anixter Opco to deliver a notice to each holder of the 2023 Notes, in accordance with Section 11.09 of the 2023 Indenture, with respect to an Offer to Purchase (as defined in the 2023 Indenture) for the repurchase, on and subject to the occurrence of a Payment Date (as defined in the 2023 Indenture), to be mutually agreed by Parent and the Company, of all of the 2023 Notes then outstanding and otherwise comply with the 2023 Indenture with respect to such Offer to Purchase; provided that such Offer to Purchase shall be expressly conditioned on the Closing to the extent provided by Section 11.09 of the 2023 Indenture;
iv.if requested by Parent, cause the Company, Anixter Opco and any other applicable Company Subsidiary to (x) enter into a supplemental indenture, any security arrangements

(including any pledge and security documents, collateral trust agreement, intercreditor agreement and other customary security documents) and other related documents (the “2023 Notes Security Documents”) as contemplated by Section 10.05 of the 2023 Indenture in order for the 2023 Notes to be secured “equally and ratably” with the security interest that will secure all or any portion of the Debt Financing and (y) perform any actions as required by the trustee under the 2023 Indenture in order for the trustee under the 2023 Indenture to enter into any 2023 Notes Security Documents; provided that Parent shall be responsible for preparation of the 2023 Notes Security Documents; provided, further, that the effectiveness of any such documents or instruments shall be expressly conditioned on the Closing; and/or
v.if requested by Parent, prior to the Closing Date, cause the Company and Anixter Opco to designate any Subsidiary of the Company that is then an Unrestricted Subsidiary under and as defined in the 2023 Indenture as a Restricted Subsidiary under and as defined in the 2023 Indenture with such designation effective no earlier than the Closing Date.
c.Between the date of this Agreement and the Closing Date, the Company shall, and shall cause the Company Subsidiaries (including Anixter Opco) and its and their respective Representatives (including legal and accounting representatives) to, with respect to the 2025 Notes and the 2025 Indenture:
i.if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a consent solicitation with respect to the 2025 Notes to seek to obtain the requisite consents from holders of the 2025 Notes needed to amend, eliminate or waive certain sections of the 2025 Indenture specified by Parent (a “2025 Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent on such terms and conditions, including with respect to consent fees, that are proposed by Parent (including by adding a definition of “Permitted Holder” that includes Affiliates of Parent); provided that (x) Parent shall be responsible for preparation of the 2025 Notes Consent Solicitation Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such 2025 Notes Consent Solicitation and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2025 Notes Consent Solicitation Documents”). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the Consent Solicitation, including appointing a solicitation agent selected by Parent. The Company shall cause Anixter Opco to waive any of the conditions to the 2025 Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause the 2025 Notes Consent Solicitation to violate applicable Law, and to not, without the prior written consent of Parent, waive any condition to the 2025 Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any 2025 Notes Consent Solicitation other than as directed by Parent. Promptly following the expiration of a 2025 Notes Consent Solicitation, assuming the requisite consent from the holders of the 2025 Notes (including from Persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company shall use its reasonable best efforts to cause Anixter Opco to cause an appropriate supplemental indenture (the “2025 Notes Supplemental Indenture”) to become effective providing for the amendments of the 2025 Indenture contemplated in the 2025 Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that a 2025 Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing. The form and substance of the 2025 Notes Supplemental Indenture shall be reasonably satisfactory to Parent;
ii.if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a tender offer and/or an exchange offer as specified by Parent, with respect to all of the outstanding 2025 Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (the “2025 Notes Offer”); provided that (i) Parent shall be responsible for preparation of the 2025 Notes Offer Documents (as defined below) and (ii) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such 2025 Notes Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2025 Notes Offer Documents”) and the material terms and conditions of the 2025 Notes Offer. The terms and conditions specified by Parent for the 2025 Notes Offer shall be in compliance with the 2025 Indenture and any applicable Laws. The closing of a 2025 Notes Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and in accordance with the terms of the 2025 Notes Offer, the Company shall use its reasonable best efforts to cause Anixter Opco to accept for purchase, and purchase, the 2025 Notes validly tendered and not validly withdrawn in the 2025 Notes Offer (provided that the proposed amendments to the 2025 Indenture set forth in any 2025 Notes Offer Document may not become effective unless and until the Closing has occurred). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2025 Notes Offer, including appointing a dealer manager selected by Parent. Any 2025 Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, including, as applicable, Rule 14e-1 and the TIA, any other applicable Law, it being understood that Anixter Opco shall not be required to take any action that does not comply with such applicable Law. As applicable, the Company shall cause Anixter Opco to waive any of the conditions to a 2025 Notes Offer as may be reasonably requested by Parent (other than the condition that a 2025 Notes Offer is conditioned on the Closing occurring), so long as such waivers would not cause a 2025 Notes Offer to violate the Securities Act, the Exchange Act, the TIA or any other applicable Law, and to not, without the prior written consent of Parent, waive any condition to a 2025 Notes Offer or make any material change, amendment or modification to the terms and conditions of a 2025 Notes Offer (including any extension thereof) other than as directed by Parent;
iii.if requested by Parent, use reasonable best efforts to cause Anixter Opco to deliver a notice to each holder of the 2025 Notes, in accordance with Section 11.09 of the 2025 Indenture, with respect to an Offer to Purchase (as defined in the 2025 Indenture) for the repurchase, on and subject to the occurrence of a Payment Date (as defined in the 2025 Indenture), to be mutually agreed by Parent and the Company, of all of the 2025 Notes then outstanding and otherwise comply with the 2025 Indenture with respect to such Offer to Purchase; provided that such Offer to Purchase shall be expressly conditioned on the Closing to the extent provided by Section 11.09 of the 2025 Indenture;
iv.if requested by Parent, cause the Company, Anixter Opco and any other applicable Company Subsidiary to (x) enter into a supplemental indenture, any security arrangements (including any pledge and security documents, collateral trust agreement, intercreditor agreement and other customary security documents) and other related documents (the “2025 Notes Security Documents”) as contemplated by Section 10.05 of the 2025 Indenture in order for the 2025 Notes to be secured “equally and ratably” with the security interest that will secure all or any portion of the Debt Financing and (y) perform any actions as required by the trustee under the 2025 Indenture in order for the trustee under the 2025 Indenture to enter into any 2025 Notes Security Documents; provided that Parent shall be responsible for preparation of the 2025 Notes Security Documents; provided, further, that the effectiveness of any such documents or instruments shall be expressly conditioned on the Closing; and/or
v.if requested by Parent, prior to the Closing Date, cause the Company and Anixter Opco to designate any Subsidiary of the Company that is then an Unrestricted Subsidiary under and as defined in the 2025 Indenture as a Restricted Subsidiary under and as defined in the 2025 Indenture with such designation operative no earlier than the Closing Date.
d.Notwithstanding anything herein to the contrary, with respect to the matters contemplated by Section 6.11 and this Section 6.12, (i) nothing in Section 6.11 and this Section 6.12 shall require any action, non-action or cooperation to the extent that it would (A) reasonably be expected to result in any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement, (B) require the Company or any Company Subsidiary to take any action that would (1) conflict with or violate the Company Charter, the Company By-laws (or, with respect to a Company Subsidiary, equivalent governing or organizational documents) or any Law or (2) result in, prior to the Effective Time, the contravention of, or that could reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Company Contract to which the Company or the Company Subsidiaries is a party or (C) unreasonably interfere with the normal business or operations of the Company and the Company Subsidiaries and (ii) none of the Company or any Company Subsidiary shall be required to (A) enter into or perform any agreement with respect to the matters contemplated by Section 6.11 and this Section 6.12 that is not contingent upon the Closing or that would be operative prior to the Closing (it being agreed by the parties that, notwithstanding the fact that any document executed by the Company or any Company Subsidiary pursuant to Section 6.11 and this Section 6.12 may become effective earlier, no such document shall become operative until the Closing, other than (1) the prepayment, termination or redemption notices set forth in Section 6.09(d)(v), (2) a customary solicitation agent agreement in connection with any consent solicitation or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in this Section 6.12, (3) a customary dealer manager agreement in connection with any tender offer, exchange offer or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in this Section 6.12, (4) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by this Section 6.12, (5) customary ancillary agreements and closing deliverables for any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge or defeasance in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in this Section 6.12, (6) any approvals or authorizations by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in this Section 6.12 and (7) any documentation reasonably requested by the trustee under the 2023 Indenture or the 2025 Indenture in connection with any designation of restricted subsidiaries set forth in this Section 6.12), (B) bear any expense or pay any commitment or other fee in connection with the matters contemplated by Section 6.11 and this Section 6.12 prior to the Effective Time or otherwise not subject to the indemnification and expense reimbursement provision in the last sentence of Section 6.09(d), (C) prepare separate financial statements for any Company Subsidiary to the extent not required by Section 6.09(d) or (D) provide any legal opinion with respect to the matters contemplated by Section 6.11 and this Section 6.12.
SECTION 6.13Pre-Closing Restructuring. Promptly after the date hereof, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, take such actions as are necessary to effectuate the restructuring set forth on Schedule 6.13 (the “Pre-Closing Restructuring”), and the Company shall cause the Pre-Closing Restructuring to be consummated prior to the earlier of (x) the launch of any consent solicitation, tender offer, exchange offer or change of control tender offer contemplated by Section 6.12 and (y) the commencement of the Marketing Period, provided that, prior to taking any action to effect such Pre-Closing Restructuring, the Company shall provide Parent a reasonable opportunity to review and comment on the Company’s proposed steps to effect such Pre-Closing Restructuring and the Company shall consult with, and consider any comments by, Parent in good faith prior to taking any action contemplated under this Section 6.13.

SECTION 6.14Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause the Merger, and any dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII
Conditions Precedent

SECTION 7.01Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) on or before the Closing Date of each of the following conditions:
a.Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.
b.Antitrust. Any waiting period (and any extension thereof) in connection with the Required Antitrust Filings listed on Exhibit D shall have been terminated or shall have expired, and any approvals, consents or clearances required in connection with the Transactions under the Required Antitrust Filings listed on Exhibit D shall have been obtained.
c.No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or of a competent Governmental Entity shall have been entered and shall continue to be in effect, and no Law preventing the consummation of the Merger shall be in effect; provided, however, that the condition in this Section 7.01(c) shall not be available to any party in connection with or as a result of any order, injunction or other Judgment issued by any Governmental Entity other than a court of competent jurisdiction in the United States, Canada, the European Union or any other jurisdiction listed in Exhibit D or any Law of any Governmental Entity other than the United States, Canada, the European Union or any other jurisdiction listed in Exhibit D.
SECTION 7.02Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver (to the extent permitted by this Agreement or applicable Law) on or before the Closing Date of each of the following conditions:
a.Representations and Warranties. (i) The representations and warranties of the Company in Section 3.01, Section 3.03 and Section 3.21 shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, Company Material Adverse Effect or like qualifications, in which case such representations shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, Company Material Adverse Effect or like qualifications, in which case such representations shall be true and correct in all respects) on and as of such other date), (ii) the representations and warranties of the Company in Section 3.02(a) and Section 3.02(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date in all respects (except for de minimis inaccuracies), and (iii) the representations and warranties of the Company in this Agreement (other than the representations and warranties addressed in the foregoing clauses (i) and (ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), other than such failures to be true and correct (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

b.Performance of Obligations. The Company shall have performed and complied with in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.
c.Absence of Company Material Adverse Effect. Since the date of the most recent financial statements included in the Filed Company SEC Documents, there shall not have occurred a Company Material Adverse Effect.
d.Officer’s Certificate. Parent shall have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer certifying on behalf of the Company that the conditions set forth in clauses (a), (b) and (c) of this Section 7.02 are duly satisfied immediately prior to the Closing.
SECTION 7.03Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver (to the extent permitted by agreement or applicable Law) on or before the Closing Date of each of the following conditions:
a.Representations and Warranties. The representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (without giving effect to any materiality, Parent Material Adverse Effect or like qualifications therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), other than such failures to be true and correct that, individually and in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
b.Performance of Obligations. Parent and Merger Sub shall have performed and complied with in all material respects all covenants and obligations required to be performed or complied with by them under this Agreement at or before the Closing Date.
c.Officer’s Certificate. The Company shall have received a certificate executed on behalf of Parent by an officer of Parent certifying on behalf of Parent that the conditions set forth in clauses (a) and (b) of this Section 7.03 are duly satisfied immediately prior to the Closing.
SECTION 7.04Frustration of Closing Conditions. Neither the Company nor Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01 (Conditions to Each Party’s Obligation to Effect the Merger), Section 7.02 (Conditions to Obligations of Parent and Merger Sub) or Section 7.03 (Conditions to Obligation of the Company), as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01Termination
. This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval:
a.by mutual written consent of Parent, Merger Sub and the Company;
b.by written notice from either Parent or the Company:
i.if the Merger is not consummated on or before June 12, 2020 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or resulted in, the Merger not having been consummated prior to the Outside Date;

ii.if (A) any Law or other legal restraint or prohibition entered or made after the date hereof makes consummation of the of the Merger illegal or (B) any Governmental Entity issues a Judgment permanently enjoining or otherwise permanently prohibiting the Merger, and such Judgment shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available (x) to any party whose material breach of any provision of this Agreement has been the proximate cause of, or resulted in, the issuance of such Judgment or (y) in connection with any such Law or other such legal restraint or prohibition other than any Law, legal restraint or prohibition of any Governmental Entity in any jurisdiction listed in Exhibit D or any such Judgment other than a Judgment of a court of competent jurisdiction in any jurisdiction listed in Exhibit D; or
iii.if, upon a vote at a duly convened meeting to obtain the Company Stockholder Approval (including any adjournment or postponement therefor), the Company Stockholder Approval is not obtained;
c.by written notice from Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to the Company of such breach (provided that Parent is not then in breach of any representation, warranty or covenant contained in this Agreement);
d.by written notice from Parent, before receipt of the Company Stockholder Approval, if (i) the Company Board or any committee thereof makes a Company Recommendation Change or (ii) the Company shall have materially breached the provisions of Section 5.02, and such breach has resulted in the receipt by the Company of a Company Takeover Proposal;
e.by written notice from the Company, if Parent breaches or fails to perform in any material respect any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent of such breach (provided that the Company is not then in breach of any representation, warranty or covenant in this Agreement);
f.by written notice from the Company, before receipt of the Company Stockholder Approval, if (i) the Company Board has received a Superior Company Proposal, (ii) the Company has complied in all material respects with Section 5.02(e) (Change in Recommendation Permitted in Certain Circumstances) to the extent applicable, (iii) the Company has previously paid or concurrently pays or causes to be paid the fee due under Section 6.06(b) and (iv) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Company Proposal. Acceptance by Parent of the fee due under Section 6.06(b) (Fees and Expenses) shall constitute acceptance by Parent of the validity of any termination of this Agreement under this Section 8.01(f); or
g.by written notice from the Company if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been and remain satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at Closing and remain capable of such satisfaction), (ii) the Marketing Period has concluded, (iii) the Company has notified Parent it is ready, willing and able to consummate the Closing and (iv) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days following the delivery of such notice.
SECTION 8.02Effect of Termination.
a.In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01 (Termination), this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the penultimate sentence of Section 6.02 (Access to Information; Confidentiality), Section 6.06

(Fees and Expenses), Parent’s obligations under the last sentence of Section 6.09(d) (Financing), this Section 8.02 and Article IX (General Provisions), which provisions shall survive such termination. The Confidentiality Agreement and Limited Guarantee shall not be affected by the termination of this Agreement and shall continue in full force and effect in accordance with their terms.
b.Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.10 (Enforcement) in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee or the Parent Expenses pursuant to Section 6.06 (Fees and Expenses), the payment of the Company Termination Fee or the Parent Expenses, the Termination Expenses and Interest (if applicable) and any indemnification, reimbursement or other payment obligations of Parent under Section 6.09, Section 6.11 or Section 6.12, shall be the sole and exclusive remedy of Parent Related Parties against the Company and any of its Non-Party Affiliates (together, the “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Transactions or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company remains obligated to pay to Parent and Merger Sub any amount due and payable pursuant to Section 6.06 (Fees and Expenses)), whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve the Company of its obligations under Section 6.07 (Public Announcements), and provided that nothing herein shall abridge or otherwise modify any Liabilities of the Company for fraud or a Willful Breach.
c.Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.10 (Enforcement), if Parent or Merger Sub breaches this Agreement (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise), then, except for the Retained Claims, the sole and exclusive remedies (whether at Law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, or any of their Non-Party Affiliates (each a “Parent Related Party”) for any breach (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise), loss, damage or failure to perform (whether willfully (including a Willful Breach), intentionally, unintentionally or otherwise) under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith shall be for the Company to terminate this Agreement as provided herein and receive payment of the Reverse Termination Fee pursuant to and solely to the extent payment is required by Section 6.06 (Fees and Expenses), and, if applicable, the Termination Expenses and Interest, and upon payment of such amounts, except for the Retained Claims, (i) none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether in equity or at law, in contract, in tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise) and (ii) no Company Related Party shall be entitled to bring, and in no event support, facilitate or encourage, the bringing of any litigation (under any legal theory, whether sounding in law or in equity (in each case whether for breach of contract, in tort or otherwise)) against a Parent Related Party with respect to, arising out of, or in connection with, the failure of the Closing to occur or for a breach or failure to perform hereunder, under the Financing Letters or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise), and the Company shall cause any such litigation pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such termination. Notwithstanding anything to the contrary in this Agreement (including this Section 8.02(c)), if the Reverse Termination Fee and, if applicable, the Termination Expenses and Interest are paid to the Company, under no circumstances will any Company Related Party, or the Company Related Parties in the aggregate, be entitled to monetary damages or monetary remedies for any claims, damages or other losses suffered as a result of the failure of the transactions contemplated by this Agreement or in the Financing Letters to be consummated or for a breach or failure to perform hereunder or thereunder or for any representation made or alleged to have been made in connection herewith or therewith, in excess of the amount of the Reverse Termination Fee and, if applicable, the Termination Expenses and Interest. Under no circumstances shall the collective monetary damages payable by Parent and the other Parent Related Parties (including the Fund) under this Agreement or the Limited Guarantee for non-compliance with or breaches (in each case, whether knowingly, willfully, intentionally or unintentionally or otherwise, and including any fraud) under this Agreement or the Limited Guarantee (other than pursuant to clauses (i) and (ii) in the definition of “Retained Claims”) exceed an aggregate amount equal to the Reverse Termination Fee and the Termination Expenses and Interest. Except as expressly set forth herein, nothing in this Section 8.02(c) shall limit, abridge or otherwise modify any remedies available to a Company Related Party under the Retained Claims.
SECTION 8.03Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) no amendment shall be made to this Agreement after the Effective Time. Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything else to the contrary herein, the provisions set forth in Section 6.06 (Fees and Expenses), Section 8.02(c) (Effect of Termination), this Section 8.03, Section 9.07 (Entire Agreement; No Third Party Beneficiaries), Section 9.11 (Venue; Waiver of Trial by Jury) and Section 9.12 (Non-Recourse) (and with respect to any of the foregoing sections, any of the defined terms used therein) in each case may not be amended, modified or altered in any manner adverse to the Lender Related Parties in any material respect without the prior written consent of the Committed Lenders.
SECTION 8.04Extension; Waiver. At any time before the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no waiver that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) no waiver shall be made under this Agreement after the Effective Time. Except as required by Law, no extension or waiver by the Company shall require the approval of the stockholders of the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.
SECTION 8.05Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01 (Termination), an amendment of this Agreement pursuant to Section 8.03 (Amendment) or an extension or waiver pursuant to Section 8.04 (Extension; Waiver) shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its board of directors, managing member or other equivalent body, or the duly authorized designee thereof, together with notice thereof to the other parties hereto as contemplated by Section 9.02 (Notices). Termination of this Agreement before the Effective Time shall not require the approval of the stockholders of the Company or the stockholders of Parent.

ARTICLE IX

General Provisions

SECTION 9.01Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.
SECTION 9.02Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing, shall be sent by e-mail of a .pdf attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:
(a) if to Parent or Merger Sub, to
Clayton, Dubilier & Rice, LLC
375 Park Avenue, 18th Floor
New York, NY 10152
Email:        jzrebiec@cdr-inc.com; tyoung@cdr-inc.com
Attention:    J.L. Zrebiec; Tyler Young
with a copy to:
Debevoise & Plimpton, LLP
919 Third Avenue
New York, NY 10022
Email:        kmschmidt@debevoise.com; jlchu@debevoise.com
Attention:    Kevin M. Schmidt; Jennifer L. Chu
(b) if to the Company, to
Anixter International Inc.
2301 Patriot Blvd
Glenview, IL 60026
Email:        justin.choi@anixter.com
Attention:    Justin Choi
with a copy to:
Sidley Austin LLP
787 7th Avenue
New York, NY 10019
Email:        irotter@sidley.com; gsaltarelli@sidley.com
Attention:    Irving L. Rotter; Gabriel Saltarelli

SECTION 9.03Definitions. For purposes of this Agreement:
“2021 Indenture” means the Indenture, dated as of April 30, 2012 (as supplemented by the Second Supplemental Indenture, dated as of September 23, 2014), among Anixter Opco, as issuer, the Company, as guarantor, and Wells Fargo Bank, National Association, as trustee.
“2021 Notes” means the 5.125% Senior Notes due 2021 issued under the 2021 Indenture.
“2023 Indenture” means the Indenture, dated as of August 8, 2015, among Anixter Opco, as issuer, the Company, as guarantor, and Wells Fargo Bank, National Association, as trustee.
“2023 Notes” means the 5.50% Senior Notes due 2023 issued under the 2023 Indenture.
“2025 Indenture” means the Indenture, dated as of November 13, 2018, among Anixter Opco, as issuer, the Company, as guarantor, and Wells Fargo Bank, National Association, as trustee.
“2025 Notes” means the 6.00% Senior Notes due 2025 issued under the 2025 Indenture.
“Acceptable Confidentiality Agreement” means (a) a confidentiality agreement between the Company and a Person that contains confidentiality obligations of such Person that has made a Company Takeover Proposal that, in the good-faith judgment of the Company, are no less favorable in the aggregate to the Company than those of Parent contained in the Confidentiality Agreement, or a less favorable confidentiality agreement, in which case the terms of the Confidentiality Agreement shall be deemed modified to the same extent or (b) a confidentiality agreement entered into by the Company with another party in connection with the Company’s sale process prior to the execution and delivery of this Agreement.
An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. “Control” has the meaning specified in Rule 405 under the Securities Act.
“Antitrust Laws” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended and applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Anixter Opco” means Anixter Inc., a Delaware corporation.
“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by Law or regulation to close in The City of New York, New York.
“CDD Rule” means the Customer Due Diligence Requirement for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time).
“Code” means the Internal Revenue Code of 1986.
“Commitment Letters” means, collectively, the Debt Commitment Letter and the Equity Commitment Letter.

“Company ERISA Affiliate” means each Company Subsidiary and any other Person or entity under common control with the Company or any Company Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.
“Company Material Adverse Effect” means any effect, change, event, development, state of facts, circumstance or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect (a) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) on the ability of the Company to consummate timely the Merger; provided, however, that for purposes of clause (a) the term “Company Material Adverse Effect” shall not include effects to the extent they result from (i) changes in financial, securities or currency markets, changes in prevailing interest rates or exchange rates, changes in general economic or political conditions, changes in the industry in which the Company or any Company Subsidiary operates, changes in commodity prices, or effects of weather or acts of God, (ii) any bankruptcy, insolvency or other financial distress of any customer or other counterparty of the Company or any Company Subsidiary, (iii) any attack, outbreak, hostility, terrorist activity, act or declaration of war or act of public enemies or other calamity, crisis or geopolitical event, (iv) changes in Law or in any interpretation of any Law, or changes in regulatory conditions in the jurisdictions in which the Company or any Company Subsidiary operates, (v) changes in GAAP or any authoritative interpretation thereof, (vi) any failure to meet projections or any changes in the price or trading volume of the Company Common Stock or any downgrade in the credit ratings of the Company’s long term debt (provided that this exception shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein constitutes a “Company Material Adverse Effect”), (vii) the negotiation, announcement, execution, delivery, consummation or pendency of this Agreement or of the Transactions (including any effect resulting therefrom on the relationships of the Company or any Company Subsidiary with their customers, suppliers, employees or competitors) (it being agreed that this clause (vii) shall not apply to any representation or warranty to the extent the express purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution, delivery, consummation or pendency of this Agreement or of the Transactions), (viii) any action by the Company or its Affiliates required by this Agreement or (ix) any actions taken or not taken at the express request of Parent, (x) any actions or claims made or brought by any stockholders of the Company (on their behalf or on behalf of the Company) alleging (A) a breach of any fiduciary duty of any director of the Company, (B) any claim under federal securities Laws or (C) any claim similar to those described in clauses (A) or (B) under other applicable state or federal Law, in each case relating to the evaluation, negotiation or entry into or terms of this Agreement, recommendation of the Transactions to the Company’s stockholders or consummation of the Transactions including, for the avoidance of doubt, any claim challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; provided that any action, effect, change, event, circumstance, development, occurrence or state of facts resulting from the matters referred to in clauses (i) through (v) above shall not be excluded to the extent of any disproportionate impact of such matter on the Company and the Company Subsidiaries, taken as a whole, as compared to other companies operating in the same industry.
“Company Stock Plans” means the Itel Corporation 1989 Stock Incentive Plan, the Itel Corporation 1987 Key Executive Equity Plan, effective July 16, 1992, the 1995 Stock Option Agreement, effective January 1, 1995, the Anixter International Inc. 1996 Stock Incentive Plan, effective February 8, 1996, the Anixter International Inc. 1998 Stock Incentive Plan, the Anixter International Inc. 2001 Stock Incentive Plan, as amended, effective May 24, 2001, the Anixter International Inc. 2006 Stock Incentive Plan, the Anixter International Inc. 2010 Stock Incentive Plan and the Anixter International Inc. 2017 Stock Incentive Plan.

“COTS License” means a “shrink-wrap”, “click-through” or “off-the-shelf” software license or any other license of uncustomized software that is commercially available to the public generally, with one-time or annual license, maintenance, support and other fees of $500,000 or less.
“Environmental Laws” means any and all Laws, Judgments and Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution or protection of the environment, the preservation or reclamation of natural resources or the management, Release or threatened Release of or exposure to Hazardous Materials.
“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time.
“Existing Credit Facilities” means (i) the Credit Agreement, dated as of October 5, 2015 (as amended by the Waiver and First Amendment to Receivables Facility Loan Documents, dated as of September 29, 2016, the Second Amendment to Receivables Facility Credit Agreement, dated as of October 29, 2018, and the Third Amendment to Receivables Facility Credit Agreement, dated as of November 16, 2018), among Anixter Receivables Corporation, as borrower, Anixter Opco, as servicer, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, (ii) the Credit Agreement, dated as of October 5, 2015 (as amended by the First Amendment to Inventory Facility Loan Documents, dated as of September 29, 2016, the Second Amendment to Inventory Facility Credit Agreement, dated as of October 29, 2018, and the Third Amendment to Inventory Facility Credit Agreement, dated as of November 16, 2018), among Anixter Opco, as a borrower, the other borrowers from time to time party thereto, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto and (iii) the Credit Agreement, dated as of October 5, 2015 (as amended by the First Amending Agreement, dated as of January 19, 2018), among Anixter Canada Inc. (as successor by amalgamation to Tri-Ed ULC and 9112855 Canada Inc.), as borrower, Anixter Mid Holdings BV, as guarantor, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, and the other parties thereto.
“Filed Company SEC Documents” means the Company SEC Documents filed at least two (2) Business Days prior to the date hereof.
“GAAP” means United States generally accepted accounting principles, as in effect from time to time.
“group of Persons” has the same meaning as “group” as defined in or under Section 13(d) of the Exchange Act.
“Hazardous Materials” means (i) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, polychlorinated biphenyls, asbestos or asbestos-containing materials and urea formaldehyde foam and (ii) any other wastes, materials, chemicals or substances regulated pursuant to any Environmental Law.
“IFRS” means International Financial Reporting Standards and interpretations thereof as established by the International Accounting Standards Board, as in effect from time to time.

“Intellectual Property” means, in any and all jurisdictions throughout the world, any (i) patent (including any reissue, division, continuation or extension thereof), patent application or patent right, (ii) trademark, trademark registration, trademark application, service mark, trade name, business name or brand name, (iii) Internet domain names, (iv) the goodwill associated with any and all of (ii) and (iii) and symbolized thereby, (vi) copyright, copyright registration, design or design registration, (vii) rights in Software, (viii) rights in Trade Secrets and (ix) all other intellectual property rights.
“Intervening Event” means any action, effect, change, event, circumstance, development, occurrence or state of facts that is material to the Company and the Company Subsidiaries as a whole, that (a) is not known to or reasonably foreseeable by the Company Board as of the date of this Agreement, (b) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval and (c) does not relate to (i) a Company Takeover Proposal or any matter relating thereto or consequence thereof, (ii) any action, effect, change, event, circumstance, occurrence or state of facts relating to Parent, Merger Sub or any of their respective Affiliates, (iii) changes in the market price or trading volume of the shares of Company Common Stock in and of themselves or (iv) the fact that the Company meets, exceeds or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, budgets, expectations, forecasts or estimates for any period (provided that this clause (iv) shall not prevent or otherwise affect a determination that the underlying cause of any such event referred to herein constitutes an “Intervening Event”).
“IRS” means the United States Internal Revenue Service.
“IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology or data communications equipment owned, leased by or licensed to the Company or a Company Subsidiary.
“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity or other Person (in each case whether temporary, preliminary or permanent).
“Knowledge”, when used with respect to (i) Parent, means the actual knowledge as of the date hereof of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit B and (ii) the Company, means the actual knowledge as of the date hereof of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.
“Law” means any Federal, state, local, foreign, international or multinational treaty, constitution, statute or other law, executive action pursuant to statute or otherwise, ordinance, rule or regulation, and all Judgments.
“Lender Related Parties” means the Persons (including the Committed Lenders and each agent and arranger) that have committed to provide or arrange or have otherwise entered into agreements in connection with the Debt Financing, any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing or any alternative debt financings (including any Alternative Financing) in connection with the Transactions pursuant to the Debt Commitment Letter or any other commitment letter, and any joinder agreements, indentures or credit agreements permitted by this Agreement and entered into pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and Representatives of the foregoing, and their respective successors and assigns.

“Licensed Company Intellectual Property” means all material Intellectual Property other than Owned Company Intellectual Property used or licensed to the Company or any Company Subsidiary, other than unregistered items of Intellectual Property that, individually or in the aggregate, are not material to the conduct of the business of the Company and the Company Subsidiaries as presently conducted.
“Lien” means any mortgage, lien, security interest, pledge, collateral assignment, adverse claim, reservation, equitable interest, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.
“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Company or a Company Subsidiary, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.
“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof throughout and at the end of which (a) Parent shall have the Required Information and (b) the conditions set forth in Section 7.01 and Section 7.02 shall be satisfied (except (i) in any such case for any conditions that by their nature can be satisfied only on the Closing Date, it being understood that such conditions are not waived for purposes of Article VII, and (ii) in the case that the financial statements specified by clause (A)(y) of the definition of Required Information are for the fiscal quarter ended April 3, 2020 delivered to Merger Sub, for the condition set forth in Section 7.01(b), it being understood that such condition is not waived for purposes of Article VII), and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.01 and Section 7.02 (except for the condition set forth in Section 7.01(b) if such condition was not satisfied at the commencement of such twenty (20) Business Day period as contemplated by clause (ii) of the immediately preceding parenthetical above) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided that (i) (x) November 29, 2019 shall not constitute a Business Day for purposes of calculating such twenty (20) consecutive Business Day period and (y) if such twenty (20) consecutive Business Day period shall not have ended on or prior to December 20, 2019, then such twenty (20) consecutive Business Day period shall not commence prior to January 2, 2020 and (ii) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the Closing Date, (A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any of the annual financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by Ernst & Young LLP or another nationally-recognized independent public accounting firm reasonably acceptable to Parent, (B) the Company restates, the Company Board has determined to restate or Ernst & Young LLP has determined that it is necessary to restate any historical financial statements of the Company that are included in the Required Information, or the Company has publicly announced that a restatement of such historical financial statements is required, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the Company Board or Ernst & Young LLP, as applicable, subsequently concludes that no restatement shall be required in accordance with GAAP and (C) the Required Information contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statement contained in the Required Information, in the context in which it was made, not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission; provided, further, that if the Company shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating it believes it completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice unless Parent, in good faith, reasonably believes the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with reasonable specificity why Parent believes the Marketing Period has not commenced).
“Non-Party Affiliate” means (a) any Lender Related Party and (b) any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to the Transaction Documents.
“NYSE” means The New York Stock Exchange.
“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person or that is otherwise taken in the ordinary course of the normal day-to-day operations of the business of such Person.
“Outstanding Indentures” means, collectively, the 2023 Indenture and the 2025 Indenture.
“Owned Company Intellectual Property” means all Intellectual Property owned by the Company or any Company Subsidiary, other than unregistered items of Intellectual Property.
“Parent Material Adverse Effect” means any action, effect, change, event, circumstance, development, occurrence or state of facts that would, individually or in the aggregate, have a material adverse effect on the ability of Parent or Merger Sub to consummate timely the Merger.
“PATRIOT Act” means the U.S.A. PATRIOT Improvement and Reauthorization Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time).
“Permitted Lien” means (i) any Liens set forth in Schedule 3.08 or Schedule 3.09, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and Liens for Taxes that are not due and payable or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iii) Liens that secure obligations reflected on the most recent balance sheet included in the Company Financial Statements or Liens the existence of which is referred to in the notes to the most recent balance sheet included in the Company Financial Statements, (iv) easements, covenants, rights-of-way and other similar restrictions of record, (v) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property made before the Closing, (vi) (A) zoning, building and other similar restrictions, (B) Liens that have been placed by any developer, landlord or other third party on property over which the Company or any Company Subsidiary has easement rights or on any Leased Property and subordination or similar agreements relating thereto and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions and (vii) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially the use of the assets to which they relate in the conduct of the business of the Company and the Company Subsidiaries as presently conducted.
“Person” means any individual, firm, corporation, partnership, limited liability company, trust, estate, proprietorship, joint venture, association, organization, Governmental Entity or other entity.
“Privacy Laws” means all Laws and industry requirements relating to the collection, use, storage, disclosure or other processing of personally identifiable information that are applicable to and binding on the Company or any Company Subsidiary, including, to the extent applicable, the then applicable version of (i) the Payment Card Industry Data Security Standard with respect to any payment card data, (ii) the Gramm-Leach-Bliley Act, (iii) the Fair Credit Reporting Act, (iv) the EU General Data Protection Regulation, (v) the Telephone Consumer Protection Act of 1991, (vi) the Personal Information Protection and Electronic Documents Act, (vii) the Information Privacy Act 2014 and (viii) applicable Laws relating to direct marketing, e-mails, text messages or telemarketing.
“Proceeding” means any claim, suit, action, proceeding, arbitration, mediation or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.
“Proxy Statement” means a proxy or information statement relating to the approval of this Agreement by the Company’s stockholders.
“Real Property Lease” means any real property lease, sublease, license or occupancy agreement to which the Company or any Company Subsidiary is a party (together with any and all amendments and modifications thereto).
“Regulation S-K” means Regulation S-K promulgated under the Securities Act.
“Regulation S-X” means Regulation S-X promulgated under the Securities Act.
“Related Person” means, with respect to any Person, (i) the former, current and future stockholders, Representatives, Affiliates and assignees of such Person; and (ii) any former, current or future stockholder, Representative, Affiliate or assignee of any Person described in clause (i).
“Release” means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring or emanation of any Hazardous Material in, into, onto or through the environment (including ambient air, surface water, ground water, soils, land surface or subsurface strata).
“Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, employee, manager, investment banker, accountant, attorney or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.
“Required Information” means (A) (x) audited consolidated balance sheets for the three most recently completed fiscal years and the related consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows of the Company for the three most recently completed fiscal years, in each case, ended at least seventy-five (75) days prior to the Closing Date, together with all related notes and schedules thereto, in each case accompanied by the unqualified reports thereon of Ernst & Young LLP and (y) unaudited consolidated balance sheets and the related consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows of the Company for any subsequent fiscal quarter and the portion of the fiscal year through the end of such quarter (other than, in each case, the fourth quarter of any fiscal year) ended at least forty (40) days prior to the Closing Date, and for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, which, in the case of each of clauses (x) and (y), are prepared in accordance with GAAP and in compliance with Regulation S-X, and in the case of clause (y) have been reviewed by the Company’s independent accountants as provided in AU 722; (B) other financial information regarding the Company and the Company Subsidiaries reasonably requested and necessary to allow Parent to prepare pro forma financial statements (which pro forma financial statements to be prepared by Parent may include a pro forma balance sheet as of the most recent date that a balance sheet was delivered pursuant to clause (A) above, a statement of income for the last fully completed fiscal year for which a statement of operations was delivered pursuant to clause (A) above, a statement of income for any interim period since the completion of the last fiscal year for which a statement of income was delivered pursuant to clause (A) above and the comparable period of the prior fiscal year and for the most recently completed four-fiscal quarter period ended at least forty (40) days prior to the Closing Date (or, if the end of the most recently completed four-fiscal quarter period is the end of a fiscal year, ended at least seventy-five (75) days before the Closing Date)) prepared in accordance with GAAP, which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, it being understood that nothing will require the Company to provide (or be deemed to require the Company to prepare) any pro forma financial statements; (C) financial data, business and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and customary due diligence materials with respect to the Company) regarding the Company of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort) with respect to the financial information of the Company to be included in such offering memorandum; (D) the consents of accountants for use of their unqualified audit reports in any materials relating to the Debt Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Debt Financing; (E) any replacements or restatements of, and supplements to, the information specified in items (A) through (D) above if any such information would go stale or otherwise be unusable for such purposes; (F) the authorization letters referred to in Section 6.09(d)(vi); and (G) the draft comfort letters referred to in Section 6.09(d)(ix); in each case above, it is acknowledged and agreed that (i) the Company’s obligation to provide information or any such other information shall be limited to information about the Company and the Company Subsidiaries and (ii) Parent and Merger Sub shall be solely responsible for the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information.
“Retained Claims” means (i) the right of a party hereto to seek an injunction, specific performance or other equitable relief to the extent permitted by Section 9.10, (ii) any claims a party hereto may bring under the Confidentiality Agreement and (iii) any indemnification, reimbursement and other payment obligations of Parent under Section 6.09, Section 6.11 and Section 6.12.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended from time to time.
“Senior Manager” means, (i) in the case of the Company’s Network and Security Solutions, Electrical & Electronic Solutions, and Utility Power Solutions business units, any individual with the title of Regional Vice President and above and (ii) in all other cases, any Service Provider with the title of Senior Vice President and above.
“Service Provider” means an employee, officer, director or individual service provider of the Company or any Company Subsidiary.
A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, a majority of the Equity Interests of which) is owned directly or indirectly by such first Person.

“Software” means all computer software, including but not limited to application software (including mobile digital applications), system software, firmware, middleware, assemblers, applets, compilers and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media, and all related documentation.
“Tax Return” means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes, including any attachment thereto.
“Taxes” means any Federal, state, local provincial or foreign, income, gross receipts, license, payroll, employment, excise, severance, stamp, windfall profits, environmental taxes, customs duties, franchise, withholding, property, sales, use, transfer, accumulated earnings, personal holding company, capital stock, profits, registration, premium, ad valorem, occupancy, occupation, social security, disability, unemployment, workers’ compensation, duty, fee, value added, alternative or add-on minimum, estimated or other similar tax, charge or assessment imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.
“Trade Secrets” means all inventions, processes, designs, formulae, models, tools, algorithms, Software architectures, trade secrets, know-how, ideas, research and development, data and databases and confidential information.
“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.
SECTION 9.04Interpretation
. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. When used in this Agreement, the term “or” shall be construed in the inclusive sense of “and/or”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Any disclosure set forth in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, to the extent that it is reasonably apparent that such disclosure is relevant to such other Schedule. Any document, list or other item shall be deemed to have been “made available” to Parent or the Company, as applicable, for all purposes of this Agreement if such document, list or other item was posted in the electronic data room established by the Company or Parent, as applicable, in connection with the Transactions, or was made available on the SEC’s public website, or a physical or electronic copy thereof was delivered or otherwise made available to the Company or Parent, as applicable, or its Representatives. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

SECTION 9.05Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.
SECTION 9.06Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
SECTION 9.07Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Exhibits and Schedules hereto, and the Confidentiality Agreement, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions. Except for (a) Section 6.05 (Indemnification) and (b) as to the Lender Related Parties with respect to Section 6.06 (Fees and Expenses), Section 8.02(c) (Effect of Termination), Section 8.03 (Amendment), this Section 9.07, Section 9.08 (Governing Law), Section 9.11 (Venue; Waiver of Trial by Jury) and Section 9.12 (Non-Recourse), this Agreement, including the Exhibits and Schedules hereto, are not intended to confer upon any Person other than the parties any rights or remedies. Following the Effective Time the provisions of Section 2.01 (Effect on Capital Stock) and Section 2.02 (Exchange of Certificates) shall be enforceable by holders of Certificates, and the provisions of Section 2.03 (Treatment of Company Options, Restricted Stock Units and Equity Plans) shall be enforceable by holders of Company Options and Restricted Stock Units.
SECTION 9.08Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
SECTION 9.09Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10Enforcement.
a.Except as set forth in Section 6.06(b), Section 6.06(c), Section 6.06(d), Section 8.02(b) or Section 8.02(c), the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as set forth in Section 6.06(b), Section 6.06(c), Section 6.06(d), Section 8.02(b) or Section 8.02(c), the parties shall, subject to Section 9.10(b), be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity. To the extent any party hereto brings any Proceeding before any Governmental Entity to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending plus an additional twenty (20) Business Days or (ii) such other time period established by the Governmental Entity presiding over such Proceeding.
b.Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that Parent has an obligation to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and the Company shall be entitled to specific performance to enforce the terms of the Equity Commitment Letter against Parent and the Fund, and to cause the Equity Financing to be funded and to cause Parent to effect the Closing in accordance with Section 1.02, in each case, only if (w) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived by Parent (other than those conditions that by their terms or nature are to be satisfied at the Closing and remain capable of satisfaction), (x) the Debt Financing has been or would be funded at the Closing assuming the Equity Financing is funded, (y) the Company has confirmed in writing that if specific performance is granted and the Financing is funded, then it is ready, willing and able to take the actions within its control that are required of it by this Agreement to consummate the Closing, and (z) Parent fails to consummate the Closing on or prior to the later of the date the Closing should have occurred pursuant to Section 1.02 and two (2) Business Days following the delivery of such Company confirmation.
c.Parent acknowledges and agrees that the Company may pursue both a grant of specific performance under this Section 9.10 and the payment of the Reverse Termination Fee pursuant to Section 6.06(d); provided that in no event shall the Company be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Transactions in accordance with the terms hereof and (ii) the Reverse Termination Fee payable pursuant to Section 6.06(d) or any portion thereof.
d.The Company acknowledges and agrees that Parent may pursue both a grant of specific performance under this Section 9.10 and the payment of the Company Termination Fee pursuant to Section 6.06(b); provided that in no event shall Parent be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Transactions in accordance with the terms hereof and (ii) the Company Termination Fee payable pursuant to Section 6.06(b) or any portion thereof.
SECTION 9.11Venue; Waiver of Trial by Jury.
a.Each of the parties (i) irrevocably submits itself to the personal jurisdiction of all state and federal courts sitting in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any Proceeding arising out of or relating to this Agreement, any of the Transactions or any facts and circumstances leading to its execution or performance, (ii) agrees that all claims in respect of any such Proceeding must be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is declined by or unavailable in the Court of Chancery, then such Proceeding will be heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts, (iv) agrees not to bring any Proceeding against any other party arising out of or relating to this Agreement, any of the Transactions or any facts and circumstances leading to its execution or performance in any other court and (v) waives any defense of inconvenient forum to the maintenance of any Proceeding so brought. The parties agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such Proceeding, including any appeal thereof.
b.Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 9.02 (Notices) will be effective service of process for any Proceeding brought against it by the other party in connection with Section 9.11(a); provided, however, that nothing contained herein will affect the right of any party to serve legal process in any other manner permitted by applicable Law. Notwithstanding the foregoing, the consents to jurisdiction set forth in this Section 9.11 will not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 9.11 and will not be deemed to confer rights on any Person other than the parties.
c.EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS OR THE FACTS OR CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE (INCLUDING ANY SUCH LITIGATION INVOLVING ANY LENDER RELATED PARTY UNDER THE DEBT FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO PARTY OR REPRESENTATIVE OR AFFILIATE THEREOF HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH.
d.Notwithstanding Section 9.08, each party to this Agreement acknowledges and irrevocably agrees, on behalf of itself and its Affiliates, (i) that any Proceeding, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties arising out of or relating to this Agreement or the Debt Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or Federal court), and any appellate court from any thereof, (ii) that any Proceeding, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties shall be governed by, and construed in accordance with, the Laws of the State of New York without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction, (iii) not to bring, permit any of their Affiliates to bring, or support anyone else in bringing, any such Proceeding before any other Governmental Entity, (iv) that the provisions of this Section 9.11(c) and Section 9.11(d) shall apply to any such Proceeding and (v) that the Lender Related Parties are express third-party beneficiaries of this Section 9.11(d).
SECTION 9.12Non-Recourse. Each party agrees, on behalf of itself and its Affiliates, that all actions, claims, obligations, liabilities or causes of action (whether in Contract or in tort, at Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, the Voting Agreement, the Equity Commitment Letter, the Limited Guarantee (together, the “Transaction Documents”) or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder (including the Financing); (b) the negotiation, execution or performance of this Agreement, any other Transaction Document or any other agreement referenced herein or therein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement, any other Transaction Document or such other agreement), (c) any breach or violation of this Agreement, any other Transaction Document or any other agreement referenced herein or therein; and (d) any failure of the Merger or any other transaction contemplated by any Transaction Document or any other agreement referenced herein or therein (including the Financing) to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement or the applicable other Transaction Document and, in accordance with, and subject to the terms and conditions of this Agreement or the applicable other Transaction Document, and notwithstanding anything contained in this Agreement, any other Transaction Document or any other agreement referenced herein or therein or otherwise to the contrary, each party hereto covenants, agrees and acknowledges, on behalf of itself and its respective Affiliates, that no recourse under this Agreement, any other Transaction Document or any other agreement referenced herein or therein or in connection with any transactions contemplated hereby or thereby shall be sought or had against any other Person, shall have any liabilities or obligations (whether in Contract or in tort, at Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d). Notwithstanding anything to the contrary herein or otherwise, no Lender Related Party shall have any liability or obligation in connection with or related in any manner to the aforementioned to any Person that is not a party to the Debt Financing or the Debt Commitment Letter. Notwithstanding anything to the contrary herein or otherwise, none of the Company, its Affiliates or its or their respective Representatives shall be responsible or liable for (i) any multiple, consequential, indirect, special, statutory or exemplary damages, in each case to the extent not recoverable under applicable common Law or (ii) punitive damages, in each case which may be alleged as a result of this Agreement, the other Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder (including the Financing), or the termination or abandonment of any of the foregoing.
[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.
CD&R ARROW PARENT, LLC
By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

CD&R ARROW MERGER SUB, INC.
By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

ANIXTER INTERNATIONAL INC.
By: /s/ William A. Galvin
Name: William A. Galvin
Title: President and Chief Executive Officer

Exhibit A

FORM OF
CERTIFICATE OF INCORPORATION
OF THE
SURVIVING CORPORATION
ARTICLE I
The name of the corporation (hereinafter called the “Corporation”) is [NAME OF CORPORATION].
ARTICLE II
The address of the Corporation’s registered office in the State of Delaware is [•], Delaware. The name of the registered agent at such address is [•].

ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV
The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares of Common Stock having the par value of $[•] per share.

ARTICLE V
The number of directors of the Corporation shall be fixed from time to time by the Board of Directors of the Corporation.

ARTICLE VI
In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-laws of the Corporation.

ARTICLE VII
Unless and except to the extent that the By-laws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VIII
To the fullest extent that the General Corporation Law of the State of Delaware or any other law of the State of Delaware as it exists on the date hereof or as it may hereafter be amended permits the limitation or elimination of the liability of directors, no current or former director of the Corporation shall be liable to the Corporation or its current or former stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to, or modification or repeal of, this Article VIII shall adversely affect any right or protection of a director or officer of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal.

ARTICLE IX
The Corporation shall indemnify and advance expenses to, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or an officer of the Corporation or, while a director or an officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify, or advance expenses to, an Indemnitee in connection with a Proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such Proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors of the Corporation.

Exhibit B

PARENT KNOWLEDGE GROUP
J.L. Zrebiec and Tyler Young

Exhibit C

COMPANY KNOWLEDGE GROUP

William A. Galvin	President and Chief Executive Officer

Ted A. Dosch	Executive Vice President - Finance and Chief Financial Officer

Justin C. Choi	Executive Vice President - General Counsel & Corporate Secretary

Rodney Smith	Executive Vice President - Human Resources

Kevin Burns	Senior Vice President - Investor Relations; Treasurer

Exhibit D

MATERIAL REQUIRED ANTITRUST FILINGS
National Antitrust/Competition Authority in the following jurisdictions: the United States; Canada; the European Union; Mexico; Russia; and Turkey.